UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 March 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands

(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F X              FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

YES         NO X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following advertisement:

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TNT N.V. TO BE HELD ON FRIDAY 20 APRIL 2007 AT 14:00 CET IN HOTEL OKURA, FERDINAND BOLSTRAAT 333, AMSTERDAM, THE NETHERLANDS

March 14, 2007

14 March 2007

(unofficial english translation)

TNT N.V. with its corporate seat in Amsterdam (the Netherlands)

NOTICE TO ATTEND THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF TNT N.V. TO BE HELD ON FRIDAY 20 APRIL 2007 AT 14:00 CET IN HOTEL OKURA, FERDINAND BOLSTRAAT 333, AMSTERDAM, THE NETHERLANDS

Agenda

1.	Opening and announcements
2.	Presentation by Mr. M.P. Bakker, Chief Executive Officer
3.	Annual report 2006
4.	Discussion of the Corporate Governance chapter in the annual report, chapter 7
5.	Adoption of the 2006 financial statements (Resolution)
6.	Dividend
a.	Consideration of the reserves and dividend guidelines
b.	Determination and distribution of dividend (Resolution)
7.	Release from liability of the members of the Board of Management (Resolution)
8.	Release from liability of the members of the Supervisory Board (Resolution)
9.	Adoption of amendments to the remuneration policy for the Board of Management (Resolution)
10.	Supervisory Board
a.	Announcement of vacancies on the Supervisory Board
b.	Opportunity for the General Meeting of Shareholders to make recommendations for the appointment of members of the Supervisory Board
c.	Announcement by the Supervisory Board of the persons nominated for appointment
11.	Proposal to appoint Mr. R. Dahan as member of the Supervisory Board (Resolution)
12.	Proposal to appoint Mr. V. Halberstadt as member of the Supervisory Board (Resolution)
13.	Proposal to appoint Mr. W. Kok as member of the Supervisory Board (Resolution)
14.	Proposal to appoint Mrs. M. Harris as member of the Supervisory Board (Resolution)
15.	Announcement of vacancies on the Supervisory Board expected as per the close of the Annual General Meeting of Shareholders in 2008
16.	Extension of the designation of the Board of Management as authorised body to:
a.	Issue ordinary shares (Resolution)
b.	Issue preference shares B (Resolution)
17.	Designation of the Board of Management as authorised body to limit or exclude the pre-emptive right to the issuance of ordinary shares (Resolution)
18.	Authorisation of the Board of Management to have the company acquire its own shares (Resolution)
19.	Reduction of the issued capital by cancellation of own shares (Resolution)
20.	Amendment of the Articles of Association
a.	Conversion of the special share (Resolution)
b.	Other amendments (Resolution)
21.	Announcement of the most important conclusions of the Board of Management and the Audit Committee from the three-yearly assessment of the functioning of the external auditor
22.	Questions
23.	Close

The full agenda and the explanatory notes, the information as referred to in Section 142 (3) of Book 2 of the Dutch Civil Code (included in the explanatory notes to the agenda), the proposal to amend the Articles of Association with the explanatory notes thereto, the annual report, the financial statements with the auditor’s report attached thereto based on Section 392 (1) of Book 2 of the Dutch Civil Code and Form 20-F 2006 are available for inspection by shareholders and other persons entitled to take part in the meeting at the head office of TNT N.V. (Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands) and at the offices of ING Bank N.V. (Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands) as from today till the close of the meeting. At these locations copies may be obtained free of charge. The above mentioned documents are as from today also available at the website of TNT N.V. (www.tnt.com).

The proposed reduction of the issued capital is aimed at a further simplification of the capital structure. It will be effectuated by cancellation of 30,947,707 own ordinary shares in the capital of TNT N.V., increased with the number of ordinary shares which TNT N.V. shall repurchase under its new Repurchase Program as announced on 26 February 2007. The number of ordinary shares repurchased in respect of the new Repurchase Program that will be cancelled following this resolution, shall be determined by the Board of Management and is restricted to a maximum of 10% of the issued capital as stated in the 2006 financial statements.

Important announcement
The majority of institutions associated with Euroclear Netherlands have indicated that they will not restrict the transfer of shares in connection with the General Meeting of Shareholders of TNT N.V. To the extent possible, the associated institutions concerned have been requested to notify their clients that the transfer of shares will not be restricted in connection with the General Meeting of Shareholders of TNT N.V. As for private clients, the banks may still decide to restrict the transfer of shares held on their behalf. Further information can be obtained from your bank.

Record date and notification
The Board of Management has determined to recognise as persons entitled to take part in and vote at the meeting, those persons who on 21 March 2007 (the Record Date), following the processing of all additions and withdrawals as at the Record Date, have those rights and are recorded in one of the registers designated thereto by the Board of Management and who have further made a notification in the manner set out below.

For holders of ordinary registered shares, the designated register will be the register of shareholders of TNT N.V.

For holders of ordinary bearer shares the designated registers will be the records as per the Record Date of the bank or other institution associated with Euroclear Netherlands that keeps their shares registered in its administration.

As from today, holders of ordinary registered shares and holders of a right of pledge or a right of usufruct on such shares who are entitled to take part in and to vote at the meeting and who wish to attend the meeting in person or by proxy, must notify the Board of Management of this in writing. The notification must be received by the Board of Management ultimately on 13 April 2007.

As from today up to 13 April 2007, 5 p.m., holders of ordinary bearer shares and holders of a right of pledge or a right of usufruct on such shares who are entitled to take part in and to vote at the meeting and who wish to attend the meeting in person or by proxy, can notify ING Bank N.V. of this in writing via their bank or another institution associated with Euroclear Netherlands that keeps their shares registered in its administration. The institutions associated with Euroclear Netherlands must submit a statement to ING Bank N.V. ultimately on 16 April 2007, 5 p.m. specifying the number of shares held and registered in the name of the shareholder concerned on the Record Date. Shareholders will then be sent a deposit number and an admission ticket for the meeting.

Proxy and voting instructions
Without prejudice to the above registration and attendance notification provisions, the meeting and voting rights may be exercised by a written proxy-holder. The voting rights may also be exercised by means of an electronic proxy that also contains a voting instruction given to each (junior) civil law notary and notarial employee of Allen & Overy LLP. Forms to be used to grant a written proxy are available free of charge at the offices of TNT N.V. and on the website www.tnt.com.

The written proxy must have been received by the Board of Management at the offices of TNT N.V.(Neptunusstraat 41-63, 2132 JA Hoofddorp, the Netherlands) or at the offices of ING Bank N.V. (Van Heenvlietlaan 220, 1083 CN Amsterdam, the Netherlands), ultimately on 17 April 2007.

The electronic proxy, also containing a voting instruction, must be returned electronically no later than 17 April 2007, via the webpage made available for that purpose on the website www.tnt.com. If you wish to avail yourself of this possibility, then you should:

1.	Ask your bank to confirm to you in writing that your TNT shares are registered in your name on the Record Date.
2.	Register via the website www.tnt.com for the electronic proxy and voting instructions.
3.	You will receive a password via e-mail that you can use, only in combination with the deposit number you received from the bank, to complete and submit your electronic proxy and voting instruction via the website.
4.	You may submit or change your electronic proxy and voting instruction up to and including 17 April 2007.
5.	Should you decide to personally attend the meeting anyway, you may withdraw your electronic proxy and voting instruction prior to the meeting at the registration desk.
6.	The website facilitates split voting for different shareholders issuing proxies to the same proxy-holder.

Written questions
As of today, TNT N.V. offers shareholders the opportunity to submit written questions concerning items on the agenda ultimately till 13 April 2007. These questions may be combined and shall be dealt with and discussed at the Annual General Meeting of Shareholders. All questions should be submitted to the corporate secretary of TNT N.V. at corporatesecretary.gho@tnt.com.

Admittance
Persons entitled to take part in the meeting may be asked for identification prior to being admitted. Persons entitled to take part in the meeting are therefore asked to carry a valid identity document (such as a passport or driving licence).

The Supervisory Board, Amsterdam 14 March 2007

AGENDA
ANNUAL GENERAL
MEETING OF
SHAREHOLDERS

TNT N.V.

with its corporate seat
in Amsterdam

ANNUAL GENERAL MEETING OF SHAREHOLDERS

to be held on Friday 20 April 2007 at 2 p.m. in Hotel Okura
Ferdinand Bolstraat 333, Amsterdam, the Netherlands

Dear Shareholder,

On behalf of TNT, it is my pleasure to invite you to attend the Annual General Meeting of Shareholders on Friday 20 April 2007 at Hotel Okura, Ferdinand Bolstraat 333, Amsterdam, The Netherlands. The meeting commences at 2.00 p.m.

2006 has been a successful year for TNT. Important steps were taken towards implementing the refined strategy “Focus on Networks”. The Logistics business was sold to Apollo Management LP, and recently the freight management activities to Geodis SA. We have also worked hard on growth. The express companies TG+ (Spain) and Speedage (India) were acquired. In China we signed an equity transfer agreement with Hoau. The acquisition of Brazilian express operator Mercúrio was announced only very recently. These acquisitions offer new platforms for growth.

For Mail, 2006 was the year of preparation for liberalisation of the postal market. Political discussions are in full swing at both the national and European level, specifically regarding the timing and conditions of liberalisation. A series of new initiatives were announced as part of the Master Plans. We saw substantial revenue growth at European Mail Networks, which is active in eight European countries. As part of the EMN expansion, PostCon was acquired in Germany and JD Williams in the United Kingdom.

During 2006 we also further optimised the capital structure of TNT. We repurchased TNT shares for a total of €2 billion by means of two share buy-back programmes. In November 2006, the Dutch State sold its remaining 10.9% stake in TNT. As part of the second buy-back programme, TNT repurchased over 18 million shares from the Dutch State. TNT also reached agreement with the State regarding transfer of the Special Share. We will propose to the General Meeting of Shareholders to cancel the rights attached to the Special Share.

2006 was also an excellent year for TNT’s shareholders, with our share price increasing by more than 23%. That increase led to TNT outperforming its competitors – and the AEX index – in total shareholder return.

For the past three years, TNT has published a separate Social Responsibility report. You can find the Social Responsibility report 2006 on our website. We are very pleased to have been placed as number one on the Dow Jones Sustainability Index (DJSI) for the second consecutive year, further confirming our efforts with regard to corporate sustainability.

The agenda for the Annual General Meeting of Shareholders is enclosed, together with the explanatory notes to the agenda. You will find the annual report, the financial statements and Form 20-F 2006 on TNT’s website www.tnt.com.

TNT greatly values the active participation of shareholders in the discussions and decision-making at the Annual General Meeting of Shareholders. If you wish to attend, you can register from today in the manner described in the explanatory notes to the agenda. If you are unable to attend in person, you can vote by proxy. You can file an electronic proxy on the TNT website or submit a written proxy. For further information, please refer to the explanatory notes to the agenda and the information provided on the TNT website at www.tnt.com.

This year too, you can watch the meeting “live” via a webcast. You can register for the webcast on the TNT website at www.tnt.com.

TNT is committed to maintaining a close relationship with its shareholders. I look forward to seeing many of you at Hotel Okura on 20 April 2007.

Yours faithfully,

J.H.M. Hommen
Chairman of the TNT Supervisory Board

4	ANNUAL GENERAL MEETING OF SHAREHOLDERS / AGENDA 2007

AGENDA

1	Opening and announcements

2	Presentation by Mr. M.P. Bakker, Chief Executive Officer

3	Annual report 2006

4	Discussion of the Corporate Governance chapter in the annual report, chapter 7

5	Adoption of the 2006 financial statements* (Resolution)

6	Dividend
	a.	Consideration of the reserves and dividend guidelines
	b.	Determination and distribution of dividend (Resolution)

7	Release from liability of the members of the Board of Management (Resolution)

8	Release from liability of the members of the Supervisory Board (Resolution)

9	Adoption of amendments to the remuneration policy for the Board of Management (Resolution)

10	Supervisory Board
	a.	Announcement of vacancies on the Supervisory Board
	b.	Opportunity for the General Meeting of Shareholders to make recommendations for the appointment of members of the Supervisory Board
	c.	Announcement by the Supervisory Board of the persons nominated for appointment

11	Proposal to appoint Mr. R. Dahan as member of the Supervisory Board (Resolution)

12	Proposal to appoint Mr. V. Halberstadt as member of the Supervisory Board (Resolution)

13	Proposal to appoint Mr. W. Kok as member of the Supervisory Board (Resolution)

14	Proposal to appoint Mrs. M. Harris as member of the Supervisory Board (Resolution)

15	Announcement of vacancies on the Supervisory Board expected as per the close of the Annual General Meeting of Shareholders in 2008

16	Extension of the designation of the Board of Management as authorised body to:
	a.	Issue ordinary shares (Resolution)
	b.	Issue preference shares B (Resolution)

17	Designation of the Board of Management as authorised body to limit or exclude the pre-emptive right to the issuance of ordinary shares (Resolution)

18	Authorisation of the Board of Management to have the company acquire its own shares (Resolution)

19	Reduction of the issued capital by cancellation of own shares (Resolution)

20	Amendment of the Articles of Association
	a.	Conversion of the special share (Resolution)
	b.	Other amendments (Resolution)

21	Announcement of the most important conclu-sions of the Board of Management and the Audit Committee from the three-yearly assessment of the functioning of the external auditor

22	Questions

23	Close

* The annual report and the financial statements of TNT N.V., which include the accountant’s certificate and other information to be provided in accordance with Section 392 paragraph I of Book 2 of the Dutch Civil Code, Form 20-F 2006 and explanatory notes are available for inspection at the offices of the company (Neptunusstraat 41- 63 in Hoofddorp) and of ING Bank N.V. (Van Heenvlietlaan 220 in Amsterdam).At these locations copies may be obtained free of charge by shareholders and other persons entitled to take part in the meeting. The annual report, the financial statements and Form 20-F 2006 are also available at www.tnt.com

5

EXPLANATORY NOTES
TO THE AGENDA

ITEM 2	Presentation by Mr. M.P. Bakker, Chief Executive Officer

Mr. M.P. Bakker, Chief Executive Officer, will present the views of the Board of Management on the most important events in 2006.

ITEM 3	Annual report 2006

Under this agenda item, the annual report of the Board of Management on the 2006 financial year will be discussed, as will the report of the Super-visory Board.

ITEM 4	Discussion of the Corporate Governance chapter in the annual report, chapter 7

In accordance with the Dutch Corporate Governance Code (the” Code”), the contents of the chapter in the annual report on the corporate governance structure, the corporate governance policy of TNT N.V. and the statement on compliance with the best practices provisions may be discussed at the Annual General Meeting of Shareholders each year on the initiative of the Board of Management or (a group of) shareholders. In line with the recommen-dation in the Code, we table the Corporate Governance chapter in the annual report for discus-sion at the Annual General Meeting of Shareholders. TNT N.V. applies currently all the provisions of the Code except for two provisions. This is explained in the annual report.

ITEM 5	Adoption of the 2006 financial statements (Resolution)

It is proposed that the financial statements drawn up by the Board of Management are adopted by the Annual General Meeting of Shareholders.

ITEM 6A	Consideration of the reserves and dividend guidelines

In accordance with the Code, the guidelines of TNT N.V. on dividend and reserves (the level and purpose of the addition to the reserves, the amount of the dividend and the type of dividend) shall be dealt with and explained in the General Meeting of Shareholders as a separate agenda item. Reference is made to the reserves and dividend guidelines that can be found at our website www.tnt.com.

ITEM 6B	Determination and distribution of dividend (Resolution)

In accordance with the Articles of Association, the Board of Management determines, subject to approval by the Supervisory Board, which part of the profits will be added to the reserves. The part of the profits remaining after the appropriation to the reserves will be at the disposal of the General Meeting of Shareholders. Within the scope of the reserves and dividend guidelines of TNT N.V. as discussed under item 6a of the agenda, the follow-ing proposal is made for the determination and distribution of dividend on ordinary shares.
It is proposed to determine the dividends over 2006 at € 0.73 per ordinary share, duly noting that € 0.26 per ordinary share has already been paid as an interim dividend. An amount of € 0.47 per ordinary share therefore remains as final dividend. This amount shall be made payable on 2 May 2007.

ITEM 7	Release from liability of the members of the Board of Management (Resolution)

In accordance with Article 34 of the Articles of Association, the General Meeting of Shareholders can release the members of the Board of Manage-ment from liability for their management insofar as such management is apparent from the financial statements.

6	ANNUAL GENERAL MEETING OF SHAREHOLDERS / AGENDA 2007

ITEM 8	Release from liability of the members of the Supervisory Board (Resolution)

In accordance with Article 34 of the Articles of Association, the General Meeting of Shareholders can release the members of the Supervisory Board from liability for their supervision insofar as such supervision is apparent from the financial statements.

ITEM 9	Adoption of amendments to the remune-ration policy for the Board of Management(Resolution)

The Code provides that the remuneration policy for the Board of Management as specified in the remuneration report, and material changes thereto proposed for the next financial year and subsequent years, is to be submitted to the General Meeting of Shareholders for adoption. The principal points of the remuneration report concerning the remunera-tion policy of the company can be found in the annual report in chapter 8 and in chapter 12 section 19 in the notes to the consolidated statement of profit and loss and also on the website www.tnt.com.

ITEM 10A	Announcement of vacancies on the Supervisory Board

In accordance with Article 27 of the Articles of Association, the Supervisory Board consists of at least seven and at most twelve members. The number of members is determined by the Supervi-sory Board. In accordance with the re-appointment schedule, as adopted by the Supervisory Board, Messrs. R. Dahan, V. Halberstadt and W. Kok will resign as per the close of the General Meeting of Shareholders held on 20 April 2007. In view hereof, there will be three vacancies to be filled on the Supervisory Board at the time of the close of the Annual General Meeting of Shareholders on 20 April 2007 in accordance with the profile made for the Supervisory Board. Also, Mr. J.M.T. Cochrane will resign at 31 July 2007, which vacancy the Super-visory Board intends to fill at the time of the close of said meeting. In this respect the Supervisory

Board has resolved that the Supervisory Board shall temporarily, until 31 July 2007, consist of eleven members. The profile for the Supervisory Board is available at www.tnt.com.

ITEM 10b	Opportunity for the General Meeting of Shareholders to make recommendations for the appointment of members of the Supervisory Board

The General Meeting of Shareholders may recom-mend persons to the Supervisory Board, with due observance of the relevant profile, to be nominated as a member of the Supervisory Board.

ITEM 10c	Announcement by the Supervisory Board of the persons nominated for appointment

On the condition that the General Meeting of Shareholders makes no recommendations for other persons, the Supervisory Board announces that it nominates Messrs. R. Dahan, V. Halberstadt and W. Kok and Mrs. M. Harris to the General Meeting of Shareholders for appointment to the Supervisory Board. The nomination of these persons is suppor-ted by the Central Works Council. The nomination of Mr. Halberstadt and Mr. Kok is effected on the basis of the enhanced recommendation right of the Central Works Council.

ITEM 11	Proposal to appoint Mr. R. Dahan as a member of the Supervisory Board (Resolution)

On the condition precedent that the General Meet-ing of Shareholders makes no recommendations for other persons, the Supervisory Board proposes to appoint Mr. R. Dahan as a member of the Supervi-sory Board.

7

ITEM 12	Proposal to appoint Mr. V. Halberstadt as a member of the Supervisory Board (Resolution)

On the condition precedent that the General Meeting of Shareholders makes no recommen-dations for other persons, the Supervisory Board proposes to appoint Mr. V. Halberstadt as a member of the Supervisory Board.

ITEM 13	Proposal to appoint Mr. W. Kok as a member of the Supervisory Board (Resolution)

On the condition precedent that the General Meeting of Shareholders makes no recommenda-tions for other persons, the Supervisory Board proposes to appoint Mr. W. Kok as a member of the Supervisory Board.

ITEM 14	Proposal to appoint Mrs. M. Harris as a member of the Supervisory Board (Resolution)

On the condition precedent that the General Meeting of Shareholders makes no recommenda-tions for other persons, the Supervisory Board proposes to appoint Mrs. M. Harris as a member of the Supervisory Board.

ITEM 15	Announcement of vacancies on the Super-visory Board expected as per the close of the Annual General Meeting of Shareholders in 2008

The Supervisory Board announces that, as per the close of the Annual General Meeting of Sharehol-ders in 2008, Mr. R.J.N. Abrahamsen will resign according to the re-appointment schedule.

ITEM 16	Extension of the designation of the Board of Management as authorised body to: a. Issue ordinary shares (Resolution) b. Issue preference shares B (Resolution)

General

Under Article 12 of the Article of Association, the Board of Management may resolve to issue shares and to grant rights to subscribe for shares which resolutions are subject to the approval of the Supervisory Board. Pursuant to a resolution passed by the General Meeting of Shareholders held on 20 April 2006, the designation of the Board of Manage-ment as authorised body to issue shares and to grant rights to subscribe for shares as referred to in Article 12 of the Articles of Association, has been extended for a period expiring 18 months after 20 April 2006. Article 12 of the Articles of Association provides that the period during which this authority is valid is determined by resolution of the General Meeting of Shareholders provided that the period does not exceed five years. The General Meeting of Shareholders also determines the scope of this authority. The authority of the holder of the special share in respect of the issuance of shares shall lapse upon the implementation of the amendment of the Articles of Association as under item 20a of this agenda.

The proposals to extend the authority of the Board of Management to resolve to issue ordinary shares and preference shares B shall be submitted separately to the General Meeting of Shareholders for adoption.

ITEM 16A	Extension of the designation of the Board of Management as authorised body to issue ordinary shares (Resolution)

The authority of the Board of Management to issue ordinary shares and to grant rights to subscribe for shares in the capital of the company intends to maintain the current flexibility regarding the finan-cing of the company through new equity. Issuance of ordinary shares may also be of use to accomplish acquisitions without undue delay through a share exchange.

8	ANNUAL GENERAL MEETING OF SHAREHOLDERS / AGENDA 2007

It is proposed to extend the current designation of the Board of Management as authorised body to issue ordinary shares and to grant rights to subscribe for ordinary shares for a period of 18 months from the date of the Annual General Meeting of Shareholders and therefore until 20 October 2008. The authority of the Board of Management regarding the issue of ordinary shares shall once again be limited to a maximum of 10% of the issued capital, at the time of issue, plus a further issue up to 10% of the issued capital, at the time of issue, in case an issue takes place in relation to a merger or an acquisition.

ITEM 16B	Extension of the designation of the Board of Management as authorised body to issue preference shares B (Resolution)

The issue of preference shares B shall enable the Board of Management and the Supervisory Board to determine the position of TNT, for example in the event of a takeover bid by a third party, and to give consideration to any such bid and, if deemed necessary, to investigate possible alternatives. If the Board of Management passes a resolution to issue preference shares B to Foundation Protection TNT (Stichting Bescherming TNT), a General Meeting of Shareholders shall be held within four weeks of the issue at which the reasons for the issue shall be explained. The preference shares B shall not be outstanding for longer than is necessary to achieve this goal. As soon as in the view of the Board of Management and the Supervisory Board the reasons for the issue are no longer valid, the Board of Management shall propose to the General Meeting of Shareholders to cancel the preference shares B. Please refer to the proposal to amend the Articles of Association under item 20b of this agenda in which it is proposed to shorten the period in which a proposal is submitted to the General Meeting of Shareholders for such a cancellation.

Resolutions to issue preference shares B are subject to the approval of the Supervisory Board. The authority to resolve upon the issue of pre- ference shares B shall not be employed by the Board of Management to protect the position of the members of the Board of Management and the Supervisory Board of the company.

It is proposed to extend the current designation of the Board of Management as authorised body to issue all unissued preference shares B in the authorised capital that the company can place with Foundation Protection TNT (Stichting Bescherming TNT) for a period of 18 months from the date of the General Meeting of Shareholders and therefore until 20 October 2008.

ITEM 17	Designation of the Board of Management as authorised body to limit or exclude the pre-emptive right to the issuance of ordinary shares (Resolution)

The authority proposed by the Board of Management regarding the pre-emptive right is linked to the proposal under agenda item 16a. It is proposed to appoint the Board of Management as the authorised body to limit or exclude the pre-emptive right to the issuance of ordinary shares for a period of 18 months from the date of the Annual General Meeting of Shareholders and therefore until 20 October 2008. The authority of the Board of Management shall be limited to a maximum of 10% of the issued capital at the time of issue plus a further issue up to 10% of the issued capital at the time of issue in case an issue takes place in relation to a merger or an acquisition.

ITEM 18	Authorisation of the Board of Management to have the company acquire its own shares (Resolution)

Under Article 15 of the Articles of Association, the company may acquire its own shares or depositary receipts for such shares, pursuant to a resolution of the Board of Management that is subject to the approval of the Supervisory Board. The Board of Management furthermore requires authorisation by the General Meeting of Shareholders. The authorisation is valid for a maximum of 18 months from the date of the meeting. The Annual General Meeting of Shareholders issued such authorisa-

9

tion on 20 April 2006 until 20 October 2007. The authority of the holder of the special share in respect of the acquisition of the company’s own shares or depositary receipts for such shares by the company shall lapse upon the implementation of the amendment of the Articles of Association as under item 20a of this agenda.

It is proposed to authorise again the Board of Management to acquire its own ordinary shares or depositary receipts for such shares through purchase on a stock exchange or otherwise for a period of 18 months from the date of the General Meeting of Shareholders and therefore until 20 October 2008. The authorisation again relates to the maximum authorised by law at a share price of at least one eurocent (EUR 0.01) and at a maximum share price equal to the quoted ordinary share price plus 10%. The quoted share price is defined as the average of the closing prices of the TNT N.V. share according to the Official Price List of Euronext Amsterdam N.V. for a period of five trading days prior to the date of repurchase.

ITEM 19	Reduction of the issued capital by cancellation of own shares (Resolution)

Last year the General Meeting of Shareholders gave TNT N.V. permission to repurchase ordinary shares in its own capital for a period of 18 months from the date of the meeting. On 6 November 2006, TNT N.V. announced its intention to return capital to its shareholders by repurchasing ordinary shares (the Repurchase Program).

Under the Repurchase Program 30,947,707 ordinary shares were repurchased. On 26 February 2007, TNT N.V. announced its intention to commence a new repurchase of ordinary shares, which repurchase shall start as soon as possible after this meeting (the New Repurchase Program). In accordance with Article 16 of the Articles of Association of the company, the Board of Management proposes, with the approval of the Supervisory Board, that the General Meeting of Shareholders resolves to reduce the issued capital through cancellation of 30,947,707 ordinary shares repurchased under the Repurchase Program by
TNT N.V., increased with the ordinary shares which TNT N.V. shall repurchase in respect of the New Repurchase Program.

The number of ordinary shares repurchased in respect of the New Repurchase Program that will be cancelled following this resolution, shall be determined by the Board of Management and is restricted to a maximum of 10% of the issued capital as stated in the annual accounts for the financial year 2006. The number of shares to be cancelled will be published at www.tnt.com and will also appear from filings with the Commercial Register. The reduction of the issued capital shall be carried out in accordance with applicable regulations as stipulated by law and the Articles of Association.

ITEM 20A	Amendment of the Articles of Association; conversion of the special share (Resolution)

The proposal to amend the Articles of Association is made by the Board of Management and is approved by the Supervisory Board.

The special share was acquired in November 2006 by TNT from the State of the Netherlands, following a judgment of the European Court of Justice of 28 September 2006. The rights attached to the special share held by TNT shall lapse since pursuant to an amendment of the Articles of Association the special share with a nominal value of EUR 0.48 shall be converted into an ordinary share with a nominal value of EUR 0.48. Pursuant to the amendment of the Articles of Association any references in the Articles of Association to the special share shall be removed. It relates to amendment of the following Articles: Article 5 paragraphs 2, 3 and 4, Article 11 paragraphs 1 and 2, Article 12 paragraphs 1, 2 and 4, Article 13 paragraph 3, Article 14 paragraph 4, Article 15 paragraph 3, Article 16 paragraphs 2 and 3, Article 17, Article 25 paragraphs 4 and 6, Article 35 paragraphs 1 and 3, Article 36, Article 46 paragraph 3, Article 47 paragraph 2 and Article 48 paragraph 3.

The complete text of the proposal to amend the Articles of Association and explanatory notes

10	ANNUAL GENERAL MEETING OF SHAREHOLDERS / AGENDA 2007

are available for inspection at the offices of the company, Neptunusstraat 41-63 in Hoofddorp and of ING Bank N.V., Van Heenvlietlaan 220 in Amsterdam. At these locations, as well as at www.tnt.com, copies may be obtained free of charge by shareholders and other persons entitled to take part in the meeting.

The proposed amendment of the Articles of Association also includes that each member of the Board of Management, the corporate secretary as well as each (junior) civil-law notary and notarial employee of Allen & Overy LLP, lawyers, civil-law notaries and tax advisers in Amsterdam, are authorised to request a statement of no objections in respect of the draft deed of amendment of the Articles of Association, and to have the deed executed.

ITEM 20B	Amendment of Articles of Association; other amendments (Resolution)

The proposal to amend the Articles of Association is made by the Board of Management and is approved by the Supervisory Board.

Amendments are proposed deriving from the Dutch Act which came into force on 1 January 2007 to promote the use of electronic means of communication in the decision-making process in legal persons (the Electronic Means of Communications Act)(“Wet elektronische communicatiemiddelen”).

In addition, a proposal is made to the General Meeting of Shareholders to shorten the period in which a proposal to cancel preference shares B is made to the General Meeting of Shareholders. The current period is two years but it is proposed that this be shortened to twelve months. The amendments proposed under agenda item 20b relate to the following Articles: Article 1 sub p (new), Article 12 paragraph 8, Article 25 paragraph 3, Article 32 paragraph 7, Article 44 paragraphs 1, 2, 5, 6, 7 (new), 8 (new) and 9 (new), Article 45 paragraphs 2 (new) and 8 (new) and Article 46 paragraph 1.

The complete text of the proposal to amend the Articles of Association and explanatory notes are are available for inspection at the offices of the company, Neptunusstraat 41-63 in Hoofddorp and of ING Bank N.V., Van Heenvlietlaan 220 in Amsterdam. At these locations, as well as at www. tnt.com, copies may be obtained free of charge by shareholders and other persons entitled to take part in the meeting.

The proposed amendment of the Articles of Association also includes that each member of the Board of Management, the corporate secretary as well as each (junior) civil-law notary and notarial employee of Allen & Overy LLP, lawyers, civil-law notaries and tax advisers in Amsterdam, are authorised to request a statement of no objections in respect of the draft deed of amendment of the articles of association, and to have the deed executed.

ITEM 21	Announcement of the most important conclusions of the Board of Management and the Audit Committee from the three-yearly assessment of the functioning of the external auditor

The external auditor is appointed for an indefinite period of time by the General Meeting of Shareholders. The Code provides that at least once every four years, the management board and the audit committee of a company shall conduct a thorough assessment of the functioning of the external auditor; said assessment is made by the TNT Board of Management and the Audit Committee once every three years. The most important conclusions will be communicated to the General Meeting of Shareholders.

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The information as meant in Section 142 paragraph 3 of Book 2 of the Dutch Civil Code regarding individuals recommended to be appointed or re-appointed as members of the Supervisory Board is as follows:

MR. R. DAHAN

YEAR OF BIRTH
1941

FORMER POSITIONS
Executive Vice President and Director and various other positions at Exxon Mobil Corporation and its subsidiaries
 Member of Supervisory Board of VNU N.V.

SUPERVISORY DIRECTORSHIPS AND OTHER POSITIONS
Chairman of the Supervisory Board of Royal Ahold N.V.
Member of the Supervisory Board of AEGON N.V.
Member of the International Advisory Board of Instituto de Empresa Business School in Madrid
Member of the Advisory Board of the Guggenheim Group in New York

SHAREHOLDING
0

NATIONALITY
Dutch

REASON
Mr. Dahan has been a member of the Supervisory Board of TNT since 1 April 2003 and is currently a member of the Audit Committee of the Supervisory Board. During his career at Exxon Mobil Mr. Dahan gained extensive experience in the national and international business world. He has worked in the Netherlands, the United Kingdom and the United States of America. His qualities are of great value to TNT.

MR. V. HALBERSTADT

YEAR OF BIRTH
1939

PRESENT POSITION
Professor in Public Finance at the Leiden University

FORMER POSITIONS
President of International Institute of Public Finance
Chairman of the International Advisory Board of Daimler Chrysler A.G.
Crown-appointed member of the Dutch Social Economic Council (Sociaal-Economische Raad)

SUPERVISORY DIRECTORSHIPS AND OTHER POSITIONS
International Advisor, Goldman Sachs Group Inc.
Non-Executive Director, PA Holdings Ltd
Non-Executive Director, RHJ International N.V.
Member of the Supervisory Board of Royal KPN N.V.
Member of the Supervisory Board of Het Concert-gebouw N.V.

SHAREHOLDING
0

NATIONALITY
Dutch

REASON
Mr. Halberstadt has been a member of the Supervisory Board of TNT since 28 June 1998 and is currently a member of the Audit Committee and the Nomination Committee and chairman of the Public Affairs Committee of the Supervisory Board. He has vast knowledge of the activities of TNT both in the field of mail and express. Mr. Halber-stadt has extensive knowledge of the national and international business world and has great expertise in the area of social-economic issues. His knowledge and expertise are of great value to TNT.

12	ANNUAL GENERAL MEETING OF SHAREHOLDERS / AGENDA 2007

MR. W. KOK

YEAR OF BIRTH
1938

FORMER POSITIONS
Prime Minister Minister of Finance
Member of the Dutch Lower House of Parliament (Tweede Kamer)
Chairman of the Federation of Dutch Trade Unions
Chairman of the European Confederation of Trade Unions

SUPERVISORY DIRECTORSHIPS AND OTHER POSITIONS
Member of the Supervisory Board of Royal Dutch Shell plc
Member of the Supervisory Board of ING Groep N.V.
Member of the Supervisory Board of Koninklijke Luchtvaartmaatschappij N.V.
Member of the Supervisory Board of Stork N.V.

SHAREHOLDING
0

NATIONALITY
Dutch

REASON
Mr. Kok has been a member of the Supervisory Board of TNT since 1 April 2003 and is currently a member of the Public Affairs Committee and the Remuneration Committee of the Supervisory Board. During his career he has acquired extensive political experience and vast knowledge in business and social fields both nationally and internationally. His experience and knowledge are of great value to TNT.

MRS. M. HARRIS

YEAR OF BIRTH
1966

FORMER POSITIONS
Partner McKinsey & Company
Associate Goldman, Sachs & Co
Sales and marketing executive Pepsi Cola Beverages
Private equity / venture capital at Maxwell Entertainment Group

SHAREHOLDING
0

NATIONALITY
British

REASON
Mrs. Harris has had a very successful career including at Mc Kinsey & Company. She has extensive knowledge and expertise in the business world including, in particular, in Asia. Her expertise will be of great value to TNT.

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RECORD DATE
AND NOTIFICATION

The Board of Management has determined to recognise as persons entitled to take part in and vote at the meeting, those persons who on 21 March 2007 (the Record Date), following the processing of all additions and withdrawals as at the Record Date, have those rights and are recorded in one of the registers designated thereto by the Board of Management and who have made a notification in the manner set out below.

For holders of ordinary registered shares, the designated register will be the register of shareholders of TNT N.V.. For holders of ordinary bearer shares the designated registers will be the records as per the Record Date of the bank or other institution associated with Euroclear Netherlands that keeps their shares registered in its administration.

As from today, holders of ordinary registered shares and holders of a right of pledge or a right of usufruct on such shares who are entitled to take part in and to vote at the meeting and who wish to attend the meeting in person or by proxy must notify the Board of Management of this in writing. The notifica-tion must be received by the Board of Management ultimately on 13 April 2007.

As from today, holders of ordinary bearer shares and holders of a right of pledge or a right of usufruct on such shares who are entitled to take part in and to vote at the meeting and who wish to attend the meeting in person or by proxy, must ultimately on 13 April 2007, 5 p.m., notify ING Bank N.V. of this in writing via their bank or via another institution associated with Euroclear Netherlands that keeps their shares registered in its administration. The institutions associated with Euroclear Netherlands must submit a statement to ING Bank N.V. ultimately on 16 April 2007, 5 p.m. specifying the number of shares held and registered in the name of the shareholder concerned on the Record Date. Shareholders will then be sent a deposit number and an admission ticket.

Proxy and voting instructions
With due observance of the above registration and attendance notification provisions, the meeting and voting rights may be exercised by a written proxy-holder. The voting rights may also be exercised by means of an electronic proxy that contains a voting instruction given to each (junior) civil law notary and notarial employee of Allen & Overy LLP. Proxy forms to be used in granting a written proxy are available free of charge at the offices of TNT N.V. and on the website www.tnt.com.

The written proxy must have been received by the Board of Management at the offices of TNT N.V.(Neptunusstraat 41-63, 2132 JA Hoofddorp) or at the offices of ING Bank N.V. (Van Heenvlietlaan 220, 1083 CN Amsterdam) ultimately on 17 April 2007. The electronic proxy, also containing a voting instruction, must be returned electronically no later than 17 April 2007, via the webpage made available for that purpose on the website www.tnt.com. If you wish to avail yourself of this possibility, then you should:

1.	Ask your bank to confirm to you in writing that your TNT shares are registered in your name on the Record Date.
2.	Register via the website www.tnt.com for the electronic proxy and voting instructions.
3.

You will receive a password via e-mail that you can use, only in combination with the deposit number you received from the bank, to complete and submit your electronic proxy and voting instruction via the website.

4.	You may submit or change your electronic proxy and voting instruction up to and including 17 April 2007.
5.	Should you decide to personally attend the meeting anyway, you may withdraw your electronic proxy and voting instruction prior to the meeting at the registration desk.
6.	The website facilitates split voting for different shareholders issuing proxies to the same proxy-holder.

Written questions
As of today, TNT N.V. offers shareholders the opportunity to submit written questions concerning items on the agenda ultimately till 13 April 2007. These questions may be combined and shall be dealt with and discussed at the Annual General Meeting of Shareholders. All questions should be submitted to the corporate secretary of TNT N.V. at corporatesecretary.gho@tnt.com.

Admittance
Persons entitled to take part in the meeting may be asked for identification prior to being admitted. Persons entitled to take part in the meeting are therefore asked to carry a valid identity document (such as a passport or driving licence).

The Supervisory board, Amsterdam, 14 march 2007

14	ANNUAL GENERAL MEETING OF SHAREHOLDERS / AGENDA 2007

P.O. Box 13000
1100 KG Amsterdam
The Netherlands

T +31 20 500 6455 (Investor Relations)
F +31 20 500 7515 (Investor Relations)
E investorrelations@tnt.com

www.tnt.com

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GV/81747-00065
Translation of draft (3) dated 8 February 2007

PROPOSAL TO AMEND THE ARTICLES OF ASSOCIATION
of
TNT N.V.
with official seat in Amsterdam.

The following proposal contains two columns. The text of the current Articles of Association is stated in the first column and the text of the proposed new text is stated in the second column. In addition, general explanatory notes discussing the key issues of the proposed changes are available separately.

The text of the proposal below is an English translation of a proposal prepared in Dutch. In preparing the text below, an attempt has been made to translate as literally as possible without jeopardising the overall continuity of the text. Inevitably, however, differences may occur in translation and if they do, the Dutch text will govern by law. In this translation, Dutch legal concepts are expressed in English terms. The concepts concerned may be identical to concepts described by the English terms as such terms may be understood under the laws of other jurisdictions.

Current text:		Proposed new text:
CHAPTER I
Definitions.
Article 1.
In these articles of association the following terms shall have the meanings as assigned below:
a.	general meeting: the body formed by shareholders with voting rights and others holding voting rights;
b.	general meeting of shareholders: the meeting of shareholders and other persons entitled to attend meetings;
c.	depositary receipts: depositary receipts for shares in the company;
d.	distributable part of the shareholders' equity: that part of the shareholders' equity which exceeds the paid and called capital plus the reserves which are required to be held by law;
e.	auditor: a "registeraccountant" or other auditor referred to in section 393 of Book 2 of the Netherlands Civil Code or an

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organisation in which such auditors work together;
f.	the annual meeting: the general meeting of shareholders convened to consider the financial statements and annual report;
g.	subsidiary:
	-	a legal entity in which the company or one or more of its subsidiaries, pursuant to an agreement with other persons entitled to vote or otherwise, can exercise, solely or jointly, more than one-half of the voting rights at the general meeting of members or shareholders of that legal entity;
	-	a legal entity of which the company or one or more of its subsidiaries is a member or shareholder and, pursuant to an agreement with other persons entitled to vote or otherwise, can appoint or dismiss, solely or jointly, more than one-half of the members of the Board of Management or the Supervisory Board, if all persons entitled to vote were to cast their vote;
all this subject to the provisions of paragraphs 3 and 4 of section 24a of Book 2 of the Netherlands Civil Code.
A company operating under its own name, for the debts of which the company or one or more subsidiaries is fully liable as a partner towards its creditors, shall be treated as a subsidiary;
h.	group company: a legal entity or company within the meaning of section 24b of Book 2 of the Netherlands Civil Code which is united with the company in one group;
i.	dependent company:
	-	a legal person to which the company or one or more dependent companies, solely or jointly and for its or their own account, contribute(s) at least one-half of the issued capital;

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	-	a partnership, a (business) undertaking of which has been registered in the commercial register and for which the company or a dependent company is fully liable as a partner towards third parties for all liabilities;
j.	Official Price List: the Official Price List of Euronext Amsterdam N.V. or an official publication replacing it;
k.	General Rules: the General Rules (Algemeen Reglement) Euronext Amsterdam Stock Market;
l.
Necigef: Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.: the Netherlands central securities depository (centraal instituut) as referred to in the Securities Bank Giro Transfer Act (Wet giraal effectenverkeer) (Euroclear Netherlands);

m.	Necigef-beneficiary: in respect of ordinary shares, a participant (deelgenoot) in the collective deposit (verzameldepot) of ordinary shares of a Necigef-participant, all within the meaning of the Securities Bank Giro Transfer Act;
n.	Necigef-participant: an institution which is an associated institution (aangesloten instelling) within the meaning of the Securities Bank Giro Transfer Act;
o.	Necigef Global Certificate: the one single share certificate representing all bearer ordinary shares in issue from time to time referred to in article 6, paragraph 2, of these articles of association.
			p.	in writing: unless the law or these articles provide otherwise, a message that is conveyed by letter, telefax, e-mail or any other electronic means of communication, provided the message is eligible and reproducible.

CHAPTER II
Name, registered office, structure and object.
Article 2. Name and seat.

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1.	The name of the company is: TNT N.V.
2.	The company has its registered office in Amsterdam.

Article 3. Structure.
The company is a 'large company'. The sections 158 to 164 inclusive of Book 2 of the Netherlands Civil Code shall be applicable. Pursuant to the Enabling Act Koninklijke PTT Nederland N.V. (Machtigingswet Koninklijke PTT Nederland N.V.) as lastly amended by law of 1 November 2001 (Wijziging van de Machtigingswet Koninklijke PTT Nederland N.V. in verband met het opheffen van de uitzonderingen die voor Koninklijke KPN Nederland N.V. gelden ten aanzien van de in Boek 2 van het Burgerlijk Wetboek opgenomen regeling voor grote vennootschappen, Statute Book (Staatsblad) 2001, 560), the exceptions pursuant to the sections 153 paragraph 3 and 155 of Book 2 of the Netherlands Civil Code do not apply to it.

Article 4. Object.
The objects of the company are:
a.	to participate in and to manage other enterprises and companies, among such, companies that operate in the field of the transportation, distribution and delivery of letters, messages, parcels and goods, as well as the storing, converting and transmitting of information, to manage and dispose of information, the providing of logistic services and the providing of money transactions;
b.	to let its subsidiaries carry out the concessions or licenses that are granted by the Netherlands government in the field mentioned under a;
c.	to manage and finance subsidiaries, group companies, dependent companies and participations, among which to guarantee the debts of those companies and participations, and further to engage in any activity which may be related or conducive to the objects set out hereinabove.

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CHAPTER III
Capital and shares. Registers.
Article 5. Authorised capital. Classes of shares.
1.	The authorised capital amounts to eight hundred sixty-four million euros (EUR 864,000,000).			1.	The authorised capital amounts to seven hundred sixty-eight million euros (EUR 768,000,000).
2.	The authorised capital is divided into one billion eight hundred million (1,800,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely:			2.	The authorised capital is divided into one billion six hundred million (1,600,000,000) shares of forty-eight eurocents (EUR 0.48) each, namely:
	a.	900,000,000	nine hundred million ordinary shares;		a.	800,000,000	eight hundred million ordinary shares;
	b.	1	one special share;		b.	800,000,000	eight hundred million preference shares B.
	c.	899,999,999	eight hundred ninety-nine million nine hundred ninety-nine thousand nine hundred ninety-nine preference shares B.
3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The special share and the preference shares B shall be registered shares.			3.	The ordinary shares may, at the choice of the shareholder, be registered shares or bearer shares. The preference shares B shall be registered shares.
4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean all classes of shares referred to in paragraph 2 and their holders.			4.	Where the terms "shares" and "shareholders" are used in these articles of association they shall, unless the context indicates otherwise, be taken to mean both classes of shares referred to in paragraph 2 and their holders
Article 6. Bearer ordinary shares: Necigef Globa l Certificate.
1.	On the occasion of the issuance of ordinary shares any person entitled to receive such share may submit a written request to the company for a registered ordinary share. Without such request, the person entitled to such share shall obtain a bearer ordinary share in conformity with the provisions of this article 6.
2.	All bearer ordinary shares in issue from time to time shall be represented by one single

6

share certificate (the "Necigef Global Certificate").
3.	The company shall have the Necigef Global Certificate kept in safe custody by Necigef for the benefit of the Necigef-beneficiaries.
4.	The company shall confer a right to a bearer ordinary share on a person by (i) having Necigef enable the company to add an ordinary share to the Necigef Global Certificate, and (ii) by the entitled person designating a Necigef-participant that will accordingly credit him as Necigef-beneficiary in this Necigef-participant's collective deposit of ordinary shares in the company.
5.	Without prejudice to the provisions in article 44, paragraph 4, of these articles of association, Necigef shall be irrevocably charged with the management of the Necigef Global Certificate and be irrevocably authorised on behalf of the Necigef-beneficiaries to perform all acts in respect of the shares concerned, including acceptance and delivery and lending cooperation in the crediting and debiting of the Necigef Global Certificate.
6.	No individual bearer ordinary share shall be handed over.
7.	A Necigef-beneficiary may at any time require the conversion of one or more bearer ordinary shares up to the maximum number he is entitled to into registered ordinary shares. Such conversion of one or more ordinary shares is only allowed to the maximum number for which he is Necigef-participant and shall require (i) the transfer by deed of the shares concerned by Necigef to the Necigef-beneficiary, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares debited from the Necigef Global Certificate, (iv) the

7

Necigef-participant concerned debiting the Necigef-beneficiary accordingly as a participant in its collective deposit of ordinary shares in the company and (v) the company effecting the entry of the Necigef-beneficiary's name in the company's register of shareholders as holder of the registered ordinary shares concerned.
8.	A holder of registered ordinary shares may at any time require the conversion of such ordinary shares into bearer ordinary shares. Conversion of one or more registered ordinary shares shall require (i) the transfer by deed of the shares concerned by the shareholder to Necigef, (ii) the company acknowledging the transfer of the shares concerned, (iii) Necigef enabling the company to have the ordinary shares credited to the Necigef Global Certificate, (iv) the Necigef-participant crediting the shareholder accordingly as Necigef-beneficiary in its collective deposit of ordinary shares in the Company, and (v) the company effecting the deletion of the shareholder's name as holder of the shares concerned in the company's register of shareholders.
9.	For the purpose of application of the provisions of these articles of association, shareholders shall be understood to include Necigef-beneficiaries.
10.	In the event of the damage, destruction or loss of share certificates, the Board of Management may issue duplicates. The issue of a duplicate shall render the original document worthless vis-à-vis the company. The new document shall clearly state that it is a duplicate.
Article 7.
Has been cancelled.
Article 8.
Has been cancelled.
Article 9.

8

Has been cancelled.
Article 10. Depositary receipts for shares.
1.	The company may cooperate towards the issue of depositary receipts for its shares.
2.	If such an issue has been effected, the holders of the depositary receipts shall have the rights conferred by law upon the holders of depositary receipts, among which:
	a.	the right to attend and to address the general meeting of shareholders, to which article 44 is also applicable;
	b.	the to the right to take note of documents the are available for inspection by shareholders as referred to in the sections 102, 103 and 394 of Book 2 of the Netherlands Civil Code.
Article 11. Registers for shareholders.
1.	No share certificates shall be issued for the ordinary registered shares, for the special share and for the preference shares B.		1.	No share certificates shall be issued for the ordinary registered shares and for the preference shares B.
2.	The Board of Management shall keep a register in which are entered the names and addresses of all holders of the special share and the ordinary registered shares, indicating the class of shares.		2.	The Board of Management shall keep a register in which are entered the names and addresses of all holders of the ordinary registered shares.
3.	The Board of Management shall also keep a separate register in which are entered the names and addresses of all holders of preference shares B.
4.	Each holder of one or more registered shares and each person holding a right of usufruct or pledge on one or more of such shares is obliged to notify the company in writing of his address.
5.	All entries and notes in a register shall be signed by a member of the Board of Management and by a member of the Supervisory Board, or by a person authorised thereto by the Board of Management with the approval of the Supervisory Board.
6.	Section 85 of Book 2 of the Netherlands Civil Code shall also be applicable to the registers.

9

7.	Extracts from a register shall be non-negotiable.
CHAPTER IV
Issue of shares.
Article 12. Competent body.
1.	Shares shall be issued pursuant to a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board and the holder of the special share. The scope of authority of the Board of Management shall be determined by a resolution of the general meeting of shareholders and relate at most to all unissued shares of the authorised capital, as applicable now or at any time in the future. The duration of this authority shall be determined by a resolution of the general meeting and shall be for a period of five years at most.	1.	Shares shall be issued pursuant to a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board. The scope of authority of the Board of Management shall be determined by a resolution of the general meeting of shareholders and relate at most to all unissued shares of the authorised capital, as applicable now or at any time in the future. The duration of this authority shall be determined by a resolution of the general meeting and shall be for a period of five years at most.
2.	Designation of the Board of Management as the body competent to issue shares may be extended by the articles of association or by a resolution of the general meeting for a period not exceeding five years in each case. The resolution of the general meeting thereto shall be subject to the approval of the holder of the special share. The number of shares which may be issued shall be determined at the time of designation. Designation pursuant to the articles of association may be withdrawn by an amendment to the articles of association. Designation by resolution of the general meeting cannot be withdrawn unless determined otherwise at the time of designation.	2.	Designation of the Board of Management as the body competent to issue shares may be extended by the articles of association or by a resolution of the general meeting for a period not exceeding five years in each case. The number of shares which may be issued shall be determined at the time of designation. Designation pursuant to the articles of association may be withdrawn by an amendment to the articles of association. Designation by resolution of the general meeting cannot be withdrawn unless determined otherwise at the time of designation.
3.	Upon termination of the authority of the Board of Management, the issue of shares shall thenceforth require a resolution of the general meeting, save where another corporate body has been designated by the general meeting.
4.	A resolution by the general meeting to issue shares or to designate another body as the	4.	A resolution by the general meeting to issue shares or to designate another body as the

10

	body competent to issue such shares, may only be taken upon a proposal of the Board of Management subject to the approval of the Supervisory Board. The resolution of the general meeting shall be subject to the approval of the holder of the special share. A resolution of the general meeting to designate another corporate body can only be effected if it is determined thereto that every resolution to issue shares of that body shall be subject to the approval of the Supervisory Board and the holder of the special share.		body competent to issue such shares, may only be taken upon a proposal of the Board of Management subject to the approval of the Supervisory Board. A resolution of the general meeting to designate another corporate body can only be effected if it is determined thereto that every resolution to issue shares of that body shall be subject to the approval of the Supervisory Board.
5.	The issue of preference shares B pursuant to a resolution of a body other than the general meeting as a result of which the amount of preference shares B issued would exceed one hundred per cent (100%) of the amount of other shares issued may only take place with the prior approval of the general meeting, granted from case to case.
6.	In the event of an issue of preference shares B pursuant to a resolution of a body other than the general meeting as a result of which the amount of preference shares B issued does not exceed one hundred per cent (100%) of the amount of other shares issued, a general meeting of shareholders shall be convened within four weeks of the issue at which the reasons for the issue shall be explained.
7.	The provisions of paragraphs 1 to 6 inclusive shall be applicable mutatis mutandis to the granting of rights to subscribe to shares, but shall not be applicable to the issue of shares to persons exercising a previously granted right to subscribe to shares.
8.	In the event of an issue of preference shares B, a general meeting of shareholders shall be convened, to be held not later than two years after the date on which preference shares B were issued for the first time. The agenda for that meeting shall include a resolution	8.	In the event of an issue of preference shares B, a general meeting of shareholders shall be convened, to be held not later than twelve months after the date on which preference shares B were issued for the first time. The agenda for that meeting shall include a

11

	relating to the repurchase or cancellation of the preference shares B. If the resolution to be adopted in respect of this item on the agenda does not extend to the repurchase or cancellation of the preference shares B, a general meeting of shareholders shall be convened and held, in each case within two years of the previous meeting, the agenda of which meetings shall include a resolution relating to the repurchase or cancellation of the preference shares B, until such time as no more preference shares B remain issued. The foregoing provisions of this paragraph shall not be applicable to preference shares B issued pursuant to a resolution of the general meeting.		resolution relating to the repurchase or cancellation of the preference shares B. If the resolution to be adopted in respect of this item on the agenda does not extend to the repurchase or cancellation of the preference shares B, a general meeting of shareholders shall be convened and held, in each case within twelve months of the previous meeting, the agenda of which meetings shall include a resolution relating to the repurchase or cancellation of the preference shares B, until such time as no more preference shares B remain issued. The foregoing provisions of this paragraph shall not be applicable to preference shares B issued pursuant to a resolution of the general meeting.
9.	Section 96 of Book 2 of the Netherlands Civil Code shall also be applicable to the issue of shares and the granting of rights to subscribe to shares.
Article 13. Share issue terms. Pre-emptive right.
1.	The price and other terms of issue shall be determined at the time of the resolution to issue shares. Save as provided in section 80, paragraph 2 of Book 2 of the Netherlands Civil Code, the issue price shall not be less than par.
2.	Each holder of ordinary shares shall have a preemptive right to any issue of ordinary shares pursuant to the provisions of section 96a of Book 2 of the Netherlands Civil Code. The same shall apply to the granting of rights to subscribe to ordinary shares.
3.	The preemptive right may be restricted or excluded by a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board and the holder of the special share. The authority vested in the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares.	3.	The preemptive right may be restricted or excluded by a resolution of the Board of Management. The resolution shall be subject to the approval of the Supervisory Board. The authority vested in the Board of Management shall terminate on the date of termination of the authority of the Board of Management to issue shares.

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	Paragraphs 1 to 4 inclusive of article 12 shall be applicable mutatis mutandis.		Paragraphs 1 to 4 inclusive of article 12 shall be applicable mutatis mutandis.
4.	Sections 96a and 97 of Book 2 of the Netherlands Civil Code shall also be applicable to the issue terms and the preemptive right, respectively.
Article 14. Paying up on shares.
1.	On subscription to each ordinary share and the special share, payment must be made of its nominal value and, if an ordinary share is subscribed to at a higher amount, the difference between such amounts, without prejudice to the provisions of section 80, paragraph 2 of Book 2 of the Netherlands Civil Code.
2.	On subscription to each preference share B, paying up must be made of at least one-quarter of its nominal value.
3.	Further paying up on preference shares B shall not be made until a call for such paying up is made by the company. Calls for further paying up shall be made pursuant to a resolution of the Board of Management. The resolution is subject to the approval of the Supervisory Board.
4.	Paying up on preference shares B and on the special share may be made only in cash. Paying up on ordinary shares must be made in cash, insofar as another form of contribution has not been agreed to.	4.	Paying up on preference shares B may be made only in cash. Paying up on ordinary shares must be made in cash, insofar as another form of contribution has not been agreed to.
5.	The Board of Management shall be authorised, without the prior approval of the general meeting, to perform legal acts relating to non-cash contributions for ordinary shares and the other legal acts referred to in section 94 of Book 2 of the Netherlands Civil Code.
6.	Sections 80, 80a, 80b and 94b of Book 2 of the Netherlands Civil Code shall also be applicable to payment on shares and non-cash contributions, respectively.

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CHAPTER V
Shares in the company's own capital and depositary receipts therefor.
Article 15. Acquisition.
1.	The company may acquire fully paid up shares in its own capital or depositary receipts therefor, but may only do so for no consideration or if:
	a.	the distributable part of the shareholders' equity is at least equal to the purchase price, and
	b.	the nominal value of the shares in its capital or depositary receipts therefor which the company acquires, holds or holds as pledgee or which are held by a subsidiary company does not exceed one-tenth of the issued capital.
2.	The company may acquire shares in its own capital or depositary receipts therefor for the purpose of transferring the same to employees of the company or of a group company under a scheme applicable to such employees.
3.	Shares in the company's own capital shall be acquired or disposed of pursuant to a resolution of the Board of Management. A resolution to acquire or dispose of shares in its own capital amounting to more than one per cent (1%) of the issued capital of ordinary shares shall be subject to the approval of the holder of the special share; all without prejudice to the provisions of article 25 paragraph 2 under A.a and section 98, paragraph 4 of the Netherlands Civil Code.		3.	Shares in the company's own capital shall be acquired or disposed of pursuant to a resolution of the Board of Management, all without prejudice to the provisions of article 25 paragraph 2 under A.a and section 98, paragraph 4 of the Netherlands Civil Code.
4.	Sections 24d, 89a, 95, 98, 98a, 98b, 98c, 98d and section 118, paragraph 7 of Book 2 of the Netherlands Civil Code shall also be applicable to shares in the company's own capital or depositary receipts therefor.
CHAPTER VI
Reduction of capital.
Article 16.

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1.	The general meeting may, but only on a proposal of the Board of Management with the approval of the Supervisory Board, resolve to reduce the issued capital:
	a.	by a cancellation of shares; or
	b.	by a reduction of the nominal amount of the shares by amendment of the articles of association.
2.	A resolution to cancel may only relate to:
	a.	shares held by the company itself or for which it holds the depositary receipts; or
	b.	all preference shares B, all ordinary shares or the special share, in all cases with repayment.
3.	A resolution to cancel the special share shall only be adopted with the prior approval of the holder of the special share.
4.	Any partial repayment on shares or release from the obligation to pay up shall only be permitted in order to implement a resolution to reduce the nominal amount of the shares. Such a repayment or release must be made:
	a.	in respect of all shares; or
	b.	in respect of all preference shares B or all ordinary shares.
5.	The provisions of sections 99 and 100 of Book 2 of the Netherlands Civil Code shall also be applicable to the reduction of capital.
CHAPTER VII
Transfer of the special share. Transfer of the registered shares. Restricted rights.
Article 17. Transfer of the special share.
1.	The special share can be transferred to the company.
2.	Any transfer other than that to the company can only be effected with the approval of the Board of Management and the Supervisory Board.
3.	The transfer must take place within three months after the approval has been granted. The approval shall be deemed to have been

2.	A resolution to cancel may only relate to:
	a.	shares held by the company itself or for which it holds the depositary receipts; or
	b.	all preference shares B or all ordinary shares, in all cases with repayment.

To be deleted.
3.	Unchanged old paragraph 4.

4.	Unchanged old paragraph 5.

Transfer of the registered shares. Restricted rights.
To be deleted.

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granted if the Board of Management and the Supervisory Board, having informed the applicant of the refusal of the request, do not simultaneously inform the applicant of one or more prospective buyers who are prepared to purchase the special share against payment in cash. The company itself can be designated as a prospective buyer.
4.	The transfer of the special share to the company or to another prospective buyer as referred to in paragraph 3 shall take place against a purchase price that equals the nominal value of the special share.
5.	If the special share is transferred without the approval of the Board of Management and the Supervisory Board, the rights granted to the holder of the special share as such in the articles of association shall terminate.
Article 18. Transfer of registered shares. Restricted rights.
1.	A transfer of a registered share or of a restricted right thereto shall require a deed of transfer drawn up for that purpose and, save when the company itself is a party to the legal act, acknowledgement in writing by the company of the transfer.
Acknowledgement must be given in the instrument or by a dated statement embodying such acknowledgement on the instrument or on a copy or extract thereof duly authenticated by a civil-law notary or by the transferor. Service of such instrument, copy or extract on the company shall be deemed as acknowledgement. If the transfer relates to preference shares B which have not been paid up in full, the acknowledgement may be given only if the instrument of transfer bears an officially recorded or otherwise fixed date.
2.	A pledge may be also established on a share without acknowledgement by the company or service of an instrument on the company.

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In such cases, section 239 of Book 3 of the Netherlands Civil Code shall be applicable mutatis mutandis whereby acknowledgement by the company or service of an instrument on the company shall replace the notification referred to in paragraph 3 of that section.
3.	The acknowledgement shall be signed with due observance of the provisions on representation of article 24.
Article 19. Usufruct. Pledge.
1.	The shareholder shall have the right to vote on shares subject to a usufruct or pledge. The usufructuary or the pledgee shall, however, have the right to vote if so provided upon the establishment of the usufruct or pledge. A shareholder without the right to vote and a usufructuary or a pledgee with the right to vote shall have the rights conferred by law upon the holders of depositary receipts issued for shares with the cooperation of a company. A usufructuary or pledgee without the right to vote shall not have the rights referred to in the preceding sentence.
2.	The shareholder shall have the rights attaching to the share on which a usufruct has been established with respect to the acquisition of shares, provided that he shall compensate the usufructuary for the value of these rights to the extent that the latter is entitled thereto under his right of usufruct.
CHAPTER VIII
Management.
Article 20. Board of Management.
1.	The management of the company shall be formed by a Board of Management consisting of a number of members to be determined by the Supervisory Board at three or more members.
2.	The Supervisory Board shall appoint a chairman from among the members of the Board of Management.
Article 21. Appointment, suspension and dismissal.

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1.	The Supervisory Board shall appoint the members of the Board of Management. It shall notify the general meeting of an intended appointment.
2.	The Supervisory Board shall not dismiss a member of the Board of Management until the general meeting has been consulted on the intended dismissal. The Supervisory Board shall permit the member of the Board of Management who it intends to dismiss, to be heard before the general meeting regarding the intended dismissal.
3.	The Supervisory Board can suspend a member of the Board of Management.
4.	A suspension may be extended on one or more occasions, but is not to last for a total of more than three months. If no decision has been made to set aside the suspension or dismiss such member by the end of that period the suspension shall be set aside.
5.	Section 158, paragraph 10 of Book 2 of the Netherlands Civil Code shall also apply to the appointment and dismissal of the members of the Board of Management.
Article 22. Remuneration.
1.	The company has a policy on the remuneration of the Board of Management. The policy shall be proposed by the Supervisory Board and adopted by the general meeting. The policy on remuneration shall in any case include the subjects referred to in sections 383c, 383d and 383e of Book 2 of the Netherlands Civil Code insofar as they regard issues related to the Board of Management.
2.	The remuneration and further terms of employment of the Board of Management shall be determined by the Supervisory Board, with due observance of the policy referred to in paragraph 1.
3.	If the remuneration of the Board of Management also consists of schemes under

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which shares or rights to subscribe for shares are granted, the Supervisory Board shall submit a proposal in respect of these schemes to the general meeting for approval. The proposal must as a minimum state the number of shares or rights to subscribe for shares that can be granted to the Board of Management and the conditions for the granting and amending thereof.

Article 23. Management duties. Decision-making.
Allocation of tasks.
1.	Subject to the restrictions imposed by the articles of association, the Board of Management shall be charged with the management of the company.
2.	The Board of Management shall resolve with an absolute voting majority. In the event the votes are equally divided, the chairman of the Board of Management shall have a casting vote.
3.	The Board of Management shall draw up by-laws containing further regulations on the procedure of holding meetings and decision- making by the Board of Management, and its operating procedures. Such by-laws shall require the approval of the Supervisory Board.
4.	In allocating its duties, the Board of Management may determine the tasks for which each member of the Board of Management bears special responsibility. The allocation of tasks shall require the approval of the Supervisory Board.
Article 24. Representation.
1.	The Board of Management represents the company. Representative authority shall also vest in:
	a.	the chairman of the Board of Management, or
	b.	two other members of the Board of Management, acting jointly.
2.	The Board of Management may appoint

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officers with general or restricted power to represent the company. Any such appointment may be withdrawn at any time. All such officers shall represent the company with due observance of the restrictions imposed on their powers. Their titles shall be determined by the Board of Management.

3.	In the event of a conflict of interest between the company and a member of the Board of Management, the company shall be represented by a member of the Board of Management or a member of the Supervisory Board appointed by the Supervisory Board for this purpose.
Article 25. Approval of resolutions of the Board of Management.
1.	Resolutions of the Board of Management entailing a significant change in the identity or character of the company or its business are subject to the approval of the general meeting, including in any case:
	a.	the transfer of (nearly) the entire business of the company to a third party;

	b.	entering into or breaking off long-term co-operation of the company or a subsidiary with an other legal entity or company or as fully liable partner in a limited partnership or general partnership, if this co-operation or termination is of major significance for the company;

	c.	acquiring or disposing of participating interests in the capital of a company at a value of at least one third of the sum of the assets of the company as shown on its balance sheet plus explanatory notes or, if the company prepares a consolidated balance sheet, as shown on its consolidated balance sheet plus explanatory notes, according to the last adopted financial statements of the

20

company, by the company or a subsidiary.
2.	Without prejudice to the other provisions of these articles of association as to that subject, the approval of the Supervisory Board shall be required for:
	A.	resolutions of the Board of Management relating to:
		a.	the issue and acquisition of shares of the company and debt instruments issued by the company or of debt instruments issued by a limited partnership (commanditaire vennootschap) or a general partnership (vennootschap onder firma) in respect of which the company is a general partner with full liability;
		b.	cooperation in the issue of depositary receipts for shares in the company;
		c.	application for listing or withdrawal of listing on any stock exchange of the securities referred to under a. and b.;
		d.	the entering into or termination of long-term cooperation of the company or a dependent company with any other company or legal entity or as fully liable partner in a limited partnership or general partnership if such cooperation or termination is of fundamental importance to the company;
		e.	the acquisition of a participation worth at least a quarter of the value of the issued capital plus reserves according to the company's balance sheet plus explanatory notes, by the

21

company or a dependent company in the capital of another company, and any substantial increase or decrease of such a participation;
	f.	investments requiring an amount equal to at least a quarter of the company's issued capital plus reserves according to its balance sheet plus explanatory notes;
	g.	a proposal to amend the articles of association;
	h.	a proposal to dissolve the company;
	i.	a petition for bankruptcy (faillissement) or a request for suspension of payments (surséance van betaling);
	j.	the termination of the employment of a considerable number of the company's employees or of a dependent company's employees simultaneously or within a short period of time;
	k.	a significant change in the employment conditions of a considerable number of the company's employees or of a dependent company's employees;
	l.	a proposal to reduce the issued capital of the company;
B.	– insofar not already subject to A mentioned hereinabove - the resolutions of the Board of Management, against which the chairman has cast his vote in the voting of the Board of Management.

3.	Without prejudice to the provisions of paragraphs 1 and 2 of this article, the approval of the Supervisory Board shall be	3.	Without prejudice to the provisions of paragraphs 1 and 2 of this article, the approval of the Supervisory Board shall be

22

required for resolutions of the Board of Management:
	a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act (Postwet) with respect to a proposal to issue shares by the legal entity involved, if this issue of shares shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 sub c. of the Netherlands Postal Act;
	b.	to sell shares in Koninklijke TPG Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act, if the selling shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 under c. of the Netherlands Postal Act.
For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in a. or b. of this sub- paragraph to vote on shares in the capital of another legal entity referred to in section 4, paragraph 1 of the Netherlands Postal Act which are held by the former legal entity, shall be equated with voting on shares.
4.	Without prejudice to the provisions of paragraphs 1 up to and including 3 of this article, the approval of both the Supervisory Board and the holder of the special share shall be required for resolutions of the Board of Management:
	a.	to exercise the right to vote on shares in Koninklijke TPG Post B.V. or another legal entity as mentioned in section 4, paragraph 1 of the Netherlands Postal Act with respect to a proposal to:
		–	dissolve the company involved,

required for resolutions of the Board of Management:
	a.	to exercise the right to vote on shares in Koninklijke TNT Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act (Postwet) with respect to a proposal to issue shares by the legal entity involved, if this issue of shares shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 sub c. of the Netherlands Postal Act;
	b.	to sell shares in Koninklijke TNT Post B.V. or another legal entity within the meaning of section 4, paragraph 1 of the Netherlands Postal Act, if the selling shall result in the legal entity no longer meeting that what is provided for in section 4, paragraph 1 under c. of the Netherlands Postal Act.
For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in a. or b. of this sub- paragraph to vote on shares in the capital of another legal entity referred to in section 4, paragraph 1 of the Netherlands Postal Act which are held by the former legal entity, shall be equated with voting on shares.
4.	Without prejudice to the provisions of paragraphs 1 up to and including 3 of this article, the approval of the Supervisory Board shall be required for resolutions of the Board of Management:
	a.	to exercise the right to vote on shares in Koninklijke TNT Post B.V. or another legal entity as mentioned in section 4, paragraph 1 of the Netherlands Postal Act with respect to a proposal to:
		–	dissolve the company involved,

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		–	a merger (fusie) or demerger (splitsing), within the meaning of Part 7 of Book 2 of the Netherlands Civil Code of the legal entity involved,
		–	acquisition of its own shares by the legal entity involved,
		–	amendment of the articles of association of the legal entity involved relating to the competence of its general meeting concerning the subjects referred to hereinabove in this sub-paragraph.
For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in the opening words of this sub-paragraph to vote on shares in the capital of another legal entity referred to in the opening words of this sub-paragraph which are held by the former legal entity, shall be equated with voting on shares.
	b.	to make capital expenditures which would reduce the shareholders' equity of the company below fifteen percent (15%) of the total capital according to its consolidated balance sheet.
5.		The Supervisory Board may require other resolutions of the Board of Management than those specified in paragraphs 2, 3 and 4, to be subject to its approval. The Board of Management shall be notified in writing of such resolutions, which shall be clearly specified.
6.		The lack of approval of the general meeting for a resolution as referred to in paragraph 1 or of the Supervisory Board or the holder of the special share, respectively, for a resolution as referred to in the paragraphs 2,
	–	a merger (fusie) or demerger (splitsing), within the meaning of Part 7 of Book 2 of the Netherlands Civil Code of the legal entity involved,
	–	acquisition of its own shares by the legal entity involved,
	–	amendment of the articles of association of the legal entity involved relating to the competence of its general meeting concerning the subjects referred to hereinabove in this sub-paragraph.
For the application of what is provided for in this sub-paragraph, granting approval for resolutions of a Board of Management of a legal entity referred to in the opening words of this sub-paragraph to vote on shares in the capital of another legal entity referred to in the opening words of this sub-paragraph which are held by the former legal entity, shall be equated with voting on shares.
b.	to make capital expenditures which would reduce the shareholders' equity of the company below fifteen percent (15%) of the total capital according to its consolidated balance sheet.

6.	The lack of approval of the general meeting for a resolution as referred to in paragraph 1 or of the Supervisory Board, for a resolution as referred to in the paragraphs 2, 3, 4 and 5 shall not affect the authority of the Board of

24

3, 4 and 5 shall not affect the authority of the Board of Management and its members to represent the company.
Article 26. Absence or inability to act.
In the event of the absence or inability to act of a member of the Board of Management, the remaining members shall be charged temporarily with the management of the company. In the event of the absence or inability to act of all the members of the Board of Management, the Supervisory Board shall be charged temporarily with the management of the company and shall have the authority to delegate the management of the company temporarily to one or more persons, whether or not members of the Supervisory Board.
CHAPTER IX
Supervisory Board.
Article 27. Number of Members. Profile. Eligibility.
1.	The company shall have a Supervisory Board consisting of natural persons only. The Supervisory Board shall have at least seven and at most twelve members. If there are fewer than seven members of the Supervisory Board, the Board shall proceed without delay to fill up its number of members.
2.	The number of members of the Supervisory Board shall be determined by the Supervisory Board, with due observance of the provisions of paragraph 1.
3.	The Supervisory Board adopts a profile on its size and composition, taking into account the character of the business, its activities and the desired expertise and background of the members of the Supervisory Board.
4.	The position of a member of the Supervisory Board may not be held by:
	a.	persons employed by the company;
	b.	persons employed by a dependent company;
	c.	officers and persons employed by an
Management and its members to represent the company.

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employees' organisation customarily involved in the establishment of the terms of employment of the persons referred to under a. and b.
Article 28. Appointment. Resolutions passed in the General Meeting of Shareholders.
Section A. Appointment.
1.	Notwithstanding the provisions of paragraph 6, members of the Supervisory Board are appointed by the general meeting at a nomination of the Supervisory Board. The Supervisory Board shall simultaneously inform the general meeting and the central works council of the nomination. The nomination will state the reasons on which it is based.
2.	The general meeting and the central works council may recommend candidates to the Supervisory Board to be nominated as members of the Supervisory Board. The Supervisory Board shall inform them in time, when, why and in accordance with what profile a vacancy has to be filled in its midst. In case the stronger right of recommendation, as referred to in paragraph 3, applies to the vacancy, the Supervisory Board shall announce that as well.
3.	With regard to one third of the total number of members of the Supervisory Board, the Supervisory Board shall put a person recommended by the central works council on the nomination, unless the Supervisory Board objects to the recommendation because it suspects that the recommended person shall be unsuitable for the exercise of the duties of a member of the Supervisory Board or that the Supervisory Board shall not be composed properly in case of appointment in accordance with the recommendation. If the number of members of the Supervisory Board cannot be divided by three, the closest lower number that can

26

be divided by three shall be taken into account in order to establish the number of members of the Supervisory Board for which the stronger right of recommendation applies.
4.	A recommendation or nomination as referred to above in this article shall state the candidate's age, his profession, the number of the shares he holds in the capital of the Company and the positions he holds or has held, in so far as these are relevant for the performance of the duties of a member of the Supervisory Board. Furthermore, the names of the legal entities of which he is already a member of the Supervisory Board shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. The recommendation and nomination to appoint or re-appoint must be accounted for. In case of re-appointment, the performance in the past period of the candidate as a member of the Supervisory Board shall be taken into account.
5.	If the Supervisory Board objects to a recommendation as referred to in paragraph 3, it shall inform the central works council of its objection, stating the reasons. The Supervisory Board shall forthwith enter into consultation with the central works council in order to reach agreement on the nomination. If the Supervisory Board establishes that no agreement can be reached, a representative of the Supervisory Board designated for that purpose shall request the Commercial Division of the Amsterdam Court of Appeal to declare the objection well-founded. The request shall not be filed before the lapse of four weeks after the consultation with the central works council started. The Supervisory Board shall put the recommended person on the

27

nomination if the Commercial Division declares the objection unfounded. If the Commercial Division declares the objection well-founded, the central works council can make a new recommendation in accordance with the provision of paragraph 3.

6.	The general meeting can, by an absolute majority of the votes cast, representing at least one third of the issued capital, reject the nomination. If the general meeting resolves to reject the nomination by an absolute majority, while this majority does not represent at least one third of the issued capital, a new meeting will be convened where the nomination can be rejected by an absolute majority of the votes cast. The Supervisory Board shall then prepare a new nomination. Paragraphs 2 up to and including 5 shall apply. If the general meeting does not appoint the nominated person and does not resolve to reject the nomination, the Supervisory Board shall appoint the nominated person.
7.	Where in the articles of association reference is made to the central works council, this is understood to mean the central works council as referred to in section 158, paragraph 11 of Book 2 of the Netherlands Civil Code.
8.	The sections 158 to 161 inclusive of Book 2 of the Netherlands Civil Code shall apply to the members of the Supervisory Board.
Section B. Resolutions passed in the General Meeting of Shareholders.
9.	Both the making of a recommendation as referred to in paragraph 2 as well as the resolution to appoint or reject, can be discussed in one and the same general meeting of shareholders, provided that the following provisions of this article are observed.

10.	The agenda for the meeting shall include at

28

least the following items for discussion:
	a.	notice of the time at which a vacancy will arise and the reason for its occurrence and in accordance with what profile the vacancy must be filled;
	b.	opportunity for the general meeting to make a recommendation;
	c.	on the condition precedent that no recommendation for another person shall be made by the general meeting: the announcement by the Supervisory Board of the name of the person it wishes to nominate;
	d.	on the condition precedent that no recommendation for another person shall be made by the general meeting: proposal to appoint the proposed person.
11.	The name of the person whom the Supervisory Board wishes to nominate and the information as referred to in paragraph 4 shall be stated in the convocation of the general meeting of shareholders or in an agenda which is made available at the company's office for inspection, in which case the convocation shall refer to this agenda.
12.	The convocation of this meeting may not take place until it is certain:
	a.	that the central works council has either made a recommendation as referred to in paragraph 2 or, when applicable, - paragraph 3, or has given notice that it shall not make such recommendation, or that a reasonable period of time in which to make a recommendation as determined by the Supervisory Board, has lapsed; and
	b.	if the central works council made a recommendation as referred to in paragraph 3 or, - where applicable - in

29

paragraph 5, the Supervisory Board has nominated the recommended person.
Article 29. Retirement. Suspension. Dismissal.
1.	A member of the Supervisory Board shall resign no later than at the time of closure of the general meeting following the day four years after his last appointment and be qualified for re-appointment. A member of the Supervisory Board shall be dismissed and suspended in the manner defined in the second respectively third paragraph of section 161 of Book 2 of the Netherlands Civil Code.
2.	The members of the Supervisory Board shall resign periodically in accordance with a rotation plan to be drawn up by the Supervisory Board. An alteration to the rotation plan cannot imply that an incumbent member of the Supervisory Board shall resign against his will before the period for which he was appointed has expired.
3.	The general meeting can, by an absolute majority of the votes cast, representing at least one third of the issued capital, take a vote of no confidence in ('het vertrouwen opzeggen in') the Supervisory Board. The reasons for the resolution must be stated. The resolution cannot regard members of the Supervisory Board appointed by the Commercial Division of the Amsterdam Court of Appeal in accordance with paragraph 5 hereinafter.
4.	A resolution referred to in paragraph 3 shall not be passed until after the Board of Management has notified the central works council of the proposed resolution and the reasons therefore. The notification shall be made at least thirty days before the general meeting of shareholders is held at which the proposal is discussed. If the central works council defines a position on the proposal,

30

the Board of Management shall inform the Supervisory Board and the general meeting thereof. The central works council can have its position explained in the general meeting of shareholders.

5.	The resolution referred to in paragraph 3 shall result in the immediate resignation of the members of the Supervisory Board. In that case the Board of Management shall forthwith request the Commercial Division of the Amsterdam Court of Appeal to temporarily appoint one or more members of the Supervisory Board. The Commercial Division shall determine the consequences of the appointment.
6.	The Supervisory Board shall take action to the effect that, within the term stated by the Commercial Division, a new Supervisory Board is constituted in accordance with the provisions of article 28.
Article 30. Remuneration.
The remuneration for each member of the Supervisory Board shall be determined by the general meeting.
Article 31. Duties and powers.
1.	The duties of the Supervisory Board shall be the supervision of the policy of the Board of Management and the general course of affairs of the company and the enterprise connected therewith. It shall assist the Board of Management with advice. In the performance of their duties the members of the Supervisory Board shall be guided by the interest of the company and the enterprise connected therewith.
2.	The Board of Management shall provide the Supervisory Board in good time with the information necessary for the performance of its duties.
3.	At least once a year, the Board of Management shall inform the Supervisory Board of the main aspects of the strategic

31

policy, the general and financial risks and the company's management and auditing systems in writing.
4.	The Supervisory Board shall have access to the company's buildings and premises and shall be entitled to inspect the company's books and documents. The Supervisory Board may appoint one or more persons from among its number or an expert to exercise these powers. The Supervisory Board may also otherwise call upon the assistance of experts. The costs of such experts shall be borne by the company.
Article 32. Working procedures and decision-making.
1.	The Supervisory Board shall appoint from among its midst a chairman and a vice- chairman who shall substitute for the former in his absence. The board shall appoint a secretary from among its midst or from outside and shall make a provision for the substitution of the secretary.
2.	In the absence of the chairman and the vice- chairman at a meeting, the meeting itself shall designate a chairman.
3.	The Supervisory Board shall meet whenever the chairman, or two other members of the Supervisory Board, or the Board of Management so requests.
4.	Minutes shall be kept by the secretary of the proceedings of meetings of the Supervisory Board. The minutes shall be adopted by the Supervisory Board at the same meeting or at a subsequent meeting.
5.	All resolutions of the Supervisory Board shall be passed by absolute majority of the votes cast.
6.	The Supervisory Board may only pass valid resolutions at a meeting if the majority of the members of the Supervisory Board are present or represented at the meeting.

7.	A member of the Supervisory Board may	7.	A member of the Supervisory Board may

32

have himself represented by a fellow member holding a written proxy. By 'written proxy' shall be understood a proxy transmitted by any accepted means of communication and received in writing. A member of the Supervisory Board may not act as proxy on behalf of more than one fellow member of the Supervisory Board.

8.	The Supervisory Board may also adopt resolutions without holding a meeting, provided the proposal in question has been submitted to all members of the Supervisory Board and none has objected to this form of decision-making.
A report shall be drawn up by the secretary of a resolution adopted in this way, enclosing the replies received, and shall be signed by the chairman and the secretary. In the minutes of the subsequent meeting of the Supervisory Board, this form of decision- making shall be stated.
9.	The Supervisory Board shall meet together with the Board of Management whenever the Supervisory Board or the Board of Management so requests.
10.	The Supervisory Board shall draw up by- laws containing further regulations on the procedure for holding meetings and decision-making by the Supervisory Board, and its operating procedures.
11.	The Supervisory Board may, without prejudice to its responsibilities, designate one or more committees from among its members, who shall have the responsibilities specified by the Supervisory Board.
12.	The composition of any such committee shall be determined by the Supervisory Board.
13.	The general meeting may additionally remunerate the members of the committee(s) for their services.
Article 33. Indemnity.
have himself represented by a fellow member holding a proxy in writing. A member of the Supervisory Board may not act as proxy on behalf of more than one fellow member of the Supervisory Board.

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1.	The company shall indemnify and hold harmless each member of the Board of Management and each member of the Supervisory Board (each of them, for the purpose of this article 33 only, the "Director") against any and all liabilities, claims, judgements, fines and penalties (the "Claims"), incurred by the Director as a result of any threatened, pending or completed action, investigation or other proceeding, whether civil, criminal or administrative (the "Action"), brought by any party other than the company itself or its group companies, in relation to acts or omissions in or related to his capacity as a Director. Claims will include derivative actions brought on behalf of the company or its group companies against the Director and claims by the company (or one of its group companies) itself for reimbursement for claims by third parties on the ground that the Director was jointly liable toward that third party in addition to the company.
2.	The Director will not be indemnified with respect to Claims in so far as they relate to the gaining in fact of personal profits, advantages or remuneration to which he was not legally entitled, or if the Director shall have been adjudged to be liable for wilful misconduct (opzet) or intentional recklessness (bewuste roekeloosheid).
3.	Any expenses (including reasonable attorneys' fees and litigation costs) (together the "Expenses") incurred by the Director in connection with any Action, shall be reimbursed by the company, but only upon receipt of a written undertaking by that Director that he shall repay such Expenses if a competent Court should determine that he is not entitled to be indemnified. Expenses shall be deemed to include any tax liability which the Director may be subject to as a

34

result of his indemnification.
4.	Also in case of an Action against the Director by the company itself or its group companies, the company will advance to the Director his reasonable attorneys' fees and litigation costs but only upon receipt of a written undertaking by that Director that he shall repay such fees and costs if a competent Court should resolve the Action in favour of the company rather than the Director.
5.	The Director shall not admit any personal financial liability vis-à-vis third parties, nor enter into any settlement agreement, without the company's prior written authorisation. The company and the Director shall use all reasonable endeavours to cooperate with a view to agreeing on the defence of any Claims but in the event that the company and the Director would fail to reach such agreement, the Director shall comply with all directions given by the company in its sole discretion.
6.	The indemnity contemplated by this article 33 shall not apply to the extent Claims and Expenses are reimbursed by insurers.
7.	In case of amendment of this article 33, the indemnity provided thereby shall nevertheless continue to apply to Claims and/or Expenses incurred in relation to the acts or omissions by the Director during the periods in which this clause was in effect.
CHAPTER X
Financial statements and annual report. Profit.
Article 34. Financial year. Financial statements and annual report. Adoption.
1.	The financial year shall coincide with the calendar year.
2.	Each year, within five months after the end of the financial year, save where this period is extended by a maximum of six months by the general meeting on account of special

35

circumstances, the Board of Management shall prepare the financial statements and shall lay them open for inspection by the shareholders at the office of the company. Within that period the Board of Management shall also present the annual report.
3.	Within the period referred to in paragraph 2, the Board of Management shall send the financial statements to the central works council as well.
4.	The financial statements shall be signed by the members of the Board of Management and of the Supervisory Board. If the signature of one or more of them is missing, this shall be stated and reasons shall be given.
5.	Annually, the Supervisory Board shall prepare a report, that shall be added to the financial statements and the annual report. The provisions of paragraphs 2 and 3 shall apply by analogy.
6.	The general meeting shall adopt the financial statements.
7.	In the general meeting of shareholders where the resolution to adopt the financial statements is passed, a proposal to release the members of the Board of Management from liability for the exercise of the management and a proposal to release the members of the Supervisory Board from liability for the exercise of the supervision of the management, insofar as the exercise of such duties is reflected in the financial statements or otherwise disclosed to the general meeting prior to the adoption of the financial statements, shall be brought up for discussion as two separate items. The scope of a release from liability shall be subject to limitations by virtue of the law.
8.	Sections 101, 102 and 103 and Part 9 of Book 2 of the Netherlands Civil Code shall also be applicable to the financial statements

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and the annual report.
Article 35. Dividends. Reservations.
1.	Out of the profit - the credit balance of the profit and loss account - earned in the past financial year shall first be paid, if possible, a dividend on the special share of seven percent (7%) of the nominal value of that share, and a dividend on the preference shares B of a percentage equal to the average twelve monthly EURIBOR (EURO Interbank Offered Rate) - weighted to reflect the number of days for which the payment is made - plus a premium, to be determined by the Board of Management, subject to the approval of the Supervisory Board, of at least one percentage point and at most three percentage points, depending on the prevailing market conditions. In the event the relevant preference shares B are issued in the course of a financial year the dividend shall be calculated as a proportion of the time lapsed. If at any time the twelve monthly EURIBOR is no longer fixed, the dividend percentage shall be equal to the arithmetic mean of the average effective yields of the five longest-dated state loans, as calculated by the Central Bureau of Statistics (Centraal Bureau voor de Statistiek) and published in the Official Price List, over the last twenty stock-exchange business days before the date of issue, plus a premium, to be determined by the Board of Management and subject to the approval of the Supervisory Board, of at least one-quarter of a percentage point and at most one percentage point, depending on the prevailing market conditions. If the distribution on the preference shares B for any financial year as referred to in the preceding paragraph cannot be made or cannot be made in full because the profit does not permit it, the deficit shall be distributed as a charge to the distributable part of the shareholders' equity.	1.	Out of the profit - the credit balance of the profit and loss account - earned in the past financial year shall first be paid, if possible, a dividend on the preference shares B of a percentage equal to the average twelve monthly EURIBOR (EURO Interbank Offered Rate) - weighted to reflect the number of days for which the payment is made - plus a premium, to be determined by the Board of Management, subject to the approval of the Supervisory Board, of at least one percentage point and at most three percentage points, depending on the prevailing market conditions. In the event the relevant preference shares B are issued in the course of a financial year the dividend shall be calculated as a proportion of the time lapsed. If at any time the twelve monthly EURIBOR is no longer fixed, the dividend percentage shall be equal to the arithmetic mean of the average effective yields of the five longest-dated state loans, as calculated by the Central Bureau of Statistics (Centraal Bureau voor de Statistiek) and published in the Official Price List, over the last twenty stock-exchange business days before the date of issue, plus a premium, to be determined by the Board of Management and subject to the approval of the Supervisory Board, of at least one-quarter of a percentage point and at most one percentage point, depending on the prevailing market conditions. If the distribution on the preference shares B for any financial year as referred to in the preceding paragraph cannot be made or cannot be made in full because the profit does not permit it, the deficit shall be distributed as a charge to the distributable part of the shareholders' equity. The dividend on preference shares B shall be calculated on the paid-up part of the nominal

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	The dividend on preference shares B shall be calculated on the paid-up part of the nominal value.		value.
2.	The Board of Management shall then subject to the approval of the Supervisory Board determine what part of the profit remaining after the application of paragraph 1 is to be appropriated to reserves.
3.	The part of the profit remaining after the appropriation to reserves shall be at the disposal of the general meeting, except that no further distributions can be made on the special share and on the preference shares B.	3.	The part of the profit remaining after the appropriation to reserves shall be at the disposal of the general meeting, except that no further distributions can be made on the preference shares B.
4.	If a loss is sustained in any year, no dividend shall be distributed for that year. No dividend may be paid in subsequent years until the loss has been compensated by profits. The general meeting may, however, resolve on a proposal of the Board of Management which has received the approval of the Supervisory Board to compensate the loss out of the distributable part of the shareholders' equity or also to distribute a dividend out of the distributable part of the shareholders' equity.
5.	The Board of Management may resolve to distribute an interim dividend. Such a resolution shall be subject to the approval of the Supervisory Board.
6.	No dividend shall be paid on the shares held by the company in its own capital. For the computation of the profit distribution, the shares on which according to this paragraph 6 no dividend shall be paid, shall not be included. The provisions laid down before in this paragraph 6 shall not be applicable in the event that the Board of Management resolves otherwise, which resolution shall be subject to the approval of the Supervisory Board.
7.	Sections 103, 104 and 105 of Book 2 of the Netherlands Civil Code shall also be applicable to distributions to shareholders.

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Article 36. Distributions in shares and distributions charged to the reserves.
1.	The Board of Management may resolve that all or part of the dividend on ordinary shares shall be paid in shares in the company instead of cash. The resolution of the Board of Management thereto shall be subject to the approval of the Supervisory Board and of the holder of the special share.	1.	The Board of Management may resolve that all or part of the dividend on ordinary shares shall be paid in shares in the company instead of cash. The resolution of the Board of Management thereto shall be subject to the approval of the Supervisory Board.
2.	The general meeting may resolve, on a proposal of the Board of Management which has received the approval of the Supervisory Board, and the holder of the special share, to charge distributions to holders of ordinary shares to the distributable part of the shareholders' equity. All or part of these distributions may also be paid in shares in the company instead of cash.	2.	The general meeting may resolve, on a proposal of the Board of Management which has received the approval of the Supervisory Board, to charge distributions to holders of ordinary shares to the distributable part of the shareholders' equity. All or part of these distributions may also be paid in shares in the company instead of cash.
Article 37. Payments.
An announcement of dividends and other distributions becoming payable shall be made in accordance with article 46.
CHAPTER XI
General meetings of shareholders.
Article 38. Annual meeting.
1.	The annual meeting shall be held each year within six months after the end of the financial year.
2.	The agenda for that meeting shall include the following items:
	a.	the annual report;
	b.	adoptions of the financial statements;
	c.	determination of dividend;
	d.	release from liability of members of the Board of Management;
	e.	release from liability of members of the Supervisory Board;
	f.	if applicable, appointments of members of the Supervisory Board and notification of intended appointments of members of the Board of Management, and of expected

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vacancies in the Supervisory Board;
	g.	any other proposals put forward by the Supervisory Board or the Board of Management and announced pursuant to article 40, such as a proposal to designate a body competent to issue shares or to authorise the Board of Management to cause the company to acquire its own shares or depositary receipts therefor.
Article 39. Other meetings.
Other general meetings of shareholders shall be held as often as the Board of Management or the Supervisory Board considers it necessary, without prejudice to the provisions of sections 110, 111 and 112 of Book 2 of the Netherlands Civil Code.
Article 40. Notice convening a meeting. Agenda.
1.		General meetings of the shareholders shall be convened by the Supervisory Board or the Board of Management.
2.		Notice convening a meeting shall be given no later than on the fifteenth day prior to that of the meeting.
3.		The notice convening a meeting shall state the subjects to be considered or it shall state that the shareholders may inspect the same at the office of the company, without prejudice to the provisions of section 99, paragraph 7 of Book 2 of the Netherlands Civil Code, and article 47, paragraph 3.
4.		The notice convening a meeting shall state the requirements for admittance to the meetings as described in article 44.
5.		The notice convening a meeting shall be given in the manner stated in article 46.
6.		Matters not stated in the notice convening the meeting may be further announced, subject to the time limit pertaining to the convocation of meetings, in the manner stated in article 46.
7.		Unless the notice convening the meeting includes the contents of all the documents

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which according to the law or the articles of association shall be available to shareholders for inspection in connection with the meeting to be held, these documents shall be made available to shareholders free of charges at a paying agent (betaalkantoor) in the Netherlands, as meant in the General Rules, to be designated in the notice convening the meeting.
8.	Holders of shares representing alone or in the aggregate at least one percent (1%) of the issued capital, or alone or in the aggregate, at least a value of fifty million euros (EUR 50,000,000) according to the Official Price List, have the right to request to the Board of Management or the Supervisory Board to place items on the agenda of the general meeting of shareholders.
These requests have to be honoured by the Board of Management or the Supervisory Board on the condition:
	a.	that important company interests do not dictate otherwise; and
	b.	that the request is received by the Board of Management or the chairman of the Supervisory Board in writing, at least sixty days before the date of the general meeting of shareholders.
9.		The term "shareholders" in this article shall include usufructuaries and pledgees in whom the voting rights on shares are vested.
Article 41. Venue of meetings.
The general meetings of shareholders shall be held in Amsterdam, The Hague, Hoofddorp or in the municipality of Haarlemmermeer.
Article 42. Chairmanship.
1.	The general meetings of shareholders shall be presided over by the chairman of the Supervisory Board or, in his absence, by a vice-chairman of that board; in the event that the latter is (are) also absent, the members of the Supervisory Board present shall appoint

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	a chairman from their midst.
	The Supervisory Board may appoint another chairman for a general meeting of shareholders.
2.	If the chairman of a meeting has not been appointed in accordance with paragraph 1, the meeting itself shall appoint a chairman. Until that moment, a member of the Board of Management designated thereto by the Board of Management shall substitute as chairman.
Article 43. Minutes.
1.	Minutes shall be kept of the proceedings of each general meeting of shareholders by a secretary appointed by the chairman. The minutes shall be adopted by the chairman and the secretary and shall be signed by them in witness thereof.
2.	The Supervisory Board or the chairman may determine that a notarial record shall be made of the proceedings of the meeting. Such a record shall be co-signed by the chairman.
Article 44. Rights to attend meetings. Admission.
1.	Each shareholder who is entitled to vote and each usufructuary or pledgee of shares in whom voting rights are vested shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of ordinary registered shares, the intention to attend the meeting must be notified to the Board of Management in writing. Such notification must be received by the Board of Management not later than on the date stated in the notice convening the meeting.	1.	Each shareholder who is entitled to vote and each usufructuary or pledgee of shares in whom voting rights are vested shall be entitled to attend the general meeting of shareholders, to address the meeting and to exercise his voting rights. In the case of ordinary registered shares, the intention to attend the meeting must be notified in writing to the Board of Management or to a third party to be stated in the notice convening the meeting. Such notification must be received by the Board of Management or, if applicable, the third party to be stated in the notice convening the meeting, not later than on the date stated in the notice convening the meeting.
2.	The rights to take part in the meeting pursuant to paragraph 1 may be exercised by a person holding a written or electronic	2.	The rights to take part in the meeting pursuant to paragraph 1 may be exercised by a person holding a proxy in writing, provided

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	proxy, provided that in the case of ordinary shares such proxy has been received by the Board of Management no later than on the date stated in the notice convening the meeting.	that in the case of ordinary shares such proxy has been received by the Board of Management or a third party to be stated in the notice convening the meeting, no later than on the date stated in the notice convening the meeting.
3.	If the voting rights in respect of a share are vested in the usufructuary or pledgee instead of in the shareholder, the shareholder shall also be entitled to attend the general meeting of shareholders and to address the meeting, provided that in the case of ordinary registered shares the Board of Management has been notified of the shareholder's intention to attend the meeting in accordance with paragraph 1. Paragraph 2 shall be applicable mutatis mutandis.
4.	With respect to the voting rights and the right to participate in meetings attached to ordinary bearer shares, the company shall apply by analogy the provisions of Sections 88 and 89 of Book 2 of the Netherlands Civil Code and recognise as a shareholder the person named in a written statement from a Necigef-participant as a Necigef-beneficiary, entitled to a given number of ordinary bearer shares belonging to such Necigef- participant's collective deposit of ordinary bearer shares in the company and remaining thus entitled until the close of the meeting. A holder of ordinary bearer shares or his proxy shall only have admittance to the meeting if the foregoing statement has been deposited not later than on the date stated in the notice convening the meeting at the place mentioned therein. The receipt issued once such statement has been deposited shall give admittance to the meeting. The foregoing provisions of this paragraph 4 shall apply mutatis mutandis to each pledgee or usufructuary of ordinary bearer shares in whom voting rights are vested or their proxy.

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5.	The Board of Management has the power to determine in the notice convening the meeting that for the application of section 117, paragraphs 1 and 2, of Book 2 of the Netherlands Civil Code, the persons that are entitled to attend and address meetings and to vote are the persons who have those rights on a determined day ("date of registration") and are entered as such in a register (or one or more parts thereof) that has been designated for that purpose by the Board of Management, notwithstanding who is entitled to those shares or depositary receipts at the time of the meeting. In this matter the provisions of paragraphs 1 up to and including 4 also apply by analogy on the understanding that the statement of the Necigef-participant as referred to in paragraph 4 must show that on the relevant date of registration the person named in the statement was participant entitled to the number of shares specified in the statement.	5.	The Board of Management has the power to determine in the notice convening the meeting that for the application of section 117, paragraphs 1 and 2, of Book 2 of the Netherlands Civil Code and Section 117a, subsections 1 and 4, Book 2 of the Netherlands Civil Code, the persons who are entitled to attend and address meetings and to vote are the persons who have those rights on a determined day ("date of registration") and are entered as such in a register (or one or more parts thereof) that has been designated for that purpose by the Board of Management, notwithstanding who is entitled to those shares or depositary receipts at the time of the meeting. In this matter the provisions of paragraphs 1 up to and including 4 also apply by analogy on the understanding that the statement of the Necigef-participant as referred to in paragraph 4 must show that on the relevant date of registration the person named in the statement was participant entitled to the number of shares specified in the statement, and that it is not necessary to deposit the statement of the Necigef-participant against receipt. In this case, the notice convening the meeting shall state in which manner a Necigef-participant obtains admittance to the meeting.
6.	The date stated in the notice convening the meeting as referred to in paragraphs 1, 2, 4 and 5 shall not be earlier than the seventh day before that of the meeting or at sometime, so much earlier as will be allowed by law.	6.	The date stated in the notice convening the meeting as referred to in paragraphs 1, 2 and 4 shall not be earlier than the seventh day before that of the meeting. The date stated in the notice convening the meeting as referred to in paragraph 5 shall not be earlier than the thirtieth day before that of the meeting.
7.	Each share shall entitle to one vote.	To be deleted. See article 45 paragraph 2 (new).
		7.	The Board of Management may determine that the right to attend meetings referred to in section 1 may also be exercised by electronic means of communication. As a minimum requirement, the person entitled to attend the

44

			meeting via electronic means of communication must be identifiable, he must be able to directly take note of the proceedings of the meeting and, if entitled, to exercise his voting rights. The Board of Management may set as additional requirement that persons entitled to attend the meeting can also participate in the deliberation by electronic means of communications.
		8.	The Board of Management may set further conditions to the use of electronic means of communication referred to in paragraph 7. Those conditions shall be disclosed with the notice of the meeting.

8.	Each person entitled to vote or his proxy shall sign the attendance list.	9.	Each person entitled to vote or his proxy shall sign the attendance list. The names of persons who participate in the meeting in accordance with article 44 paragraph 7 or who have cast their votes as referred to article 45 paragraph 8, shall be added to the attendance list.
9.	The members of the Supervisory Board and the members of the Board of Management shall have an advisory vote at the general meeting of shareholders.	10.	Unchanged old paragraph 9.
10.	The chairman shall decide whether persons other than those who shall be admitted in accordance with the above provisions of this article shall be admitted to the meeting.	11.	Unchanged old paragraph 10.
Article 45. Voting.
1.	All resolutions for which no greater majority is required by law or the articles of association shall be passed by an absolute majority of the votes cast.
		2.	Each share shall entitle to one vote.
2.	If in an election of persons an absolute majority is not obtained, there shall be a second free ballot. If again an absolute majority is not obtained, further ballots shall be held until either one person obtains an absolute majority or there	3.	Unchanged old paragraph 2.

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is a tie in a ballot between two persons.
	Such further voting (not including the second free ballot) shall be between the persons voted upon in the preceding ballot with the exclusion of the person obtaining the lowest number of votes in that preceding ballot. If more than one person obtained the lowest number of votes in the preceding ballot, lots shall be drawn to decide which of those persons is to withdraw from the next ballot. In the event of a tie in a ballot between two persons, lots shall be drawn to decide which of the two is elected.
3.	In the event of a tie in a vote on matters other than the election of persons, the proposal shall be rejected.	4.	Unchanged old paragraph 3.
4.	All voting shall be oral. The chairman may, however, determine that voting shall be in writing. In the case of the election of persons, any person present who is entitled to vote may demand that voting shall be in writing. Voting in writing shall take place by means of unsigned sealed ballot papers.	5.	Unchanged old paragraph 4.
5.	Abstentions and invalid votes shall be counted as not cast.	6.	Unchanged old paragraph 5.
6.	Voting by acclamation shall be possible if none of the persons present and entitled to vote objects thereto.	7.	Unchanged old paragraph 6.
		8.	In the event that he uses the authority referred to in article 44 paragraph 5, the Board of Management may determine that votes cast by electronic means of communication before the general meeting of shareholders shall be treated the same as votes cast during the meeting. These votes cannot be cast before the date of registration set out in the notice, as referred to in article 44 paragraph 5. Without prejudice to the other provisions of article 44, the notice shall state the manner in which persons entitled to take part in and vote at meetings may exercise their rights prior to the meeting.

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7.	The provisions of sections 13 and 117 of Book 2 of the Netherlands Civil Code shall also apply to the general meeting of shareholders.	9.	Unchanged old paragraph 7.
CHAPTER XII
Convocations and notifications.
Article 46.
1.	All notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notifications to shareholders shall be given by publication in a nationally distributed daily newspaper and in the Official Price List, without prejudice to the provisions of section 96a, paragraph 4 of Book 2 of the Netherlands Civil Code.	1.	All notices convening general meetings of shareholders, all announcements relating to dividends and other distributions and all other notifications to shareholders shall be given by publication in a nationally distributed daily newspaper and in the Official Price List, or in such manner as shall be permitted by law at any time, including a notice made by electronic means which shall be accessible directly and permanently up until the meeting, without prejudice to the provisions of section 96a, paragraph 4 of Book 2 of the Netherlands Civil Code.
2.	The expression "shareholders" in paragraph 1 shall include usufructuaries and pledgees in whom the voting rights on shares are vested as well as the holders of the depositary receipts for shares as referred to in article 10.
3.	Notice convening general meetings of shareholders to the holder of the special share shall be given by means of a letter.		To be deleted.
CHAPTER XIII
Amendment of the articles of association. Statutory merger. Statutory demerger. Dissolution.
Article 47. Amendment of the articles of association. Dissolution.
1.	A resolution of the general meeting to amend the articles of association, to merge or demerge within the meaning of Part 7 of Book 2 of the Netherlands Civil Code or to dissolve the company may only be adopted on a proposal of the Board of Management which is approved by the Supervisory Board.

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2.	The approval of the holder of the special share is required for:			To be deleted.
	a.	a resolution of the general meeting or of the Board of Management to merge or demerge in the meaning of Part 7 of Book 2 of the Netherlands Civil Code;
	b.	a resolution of the general meeting to dissolve the company;
	c.	a resolution of the general meeting to amend the articles of association if the amendment concerns:
		-	article 4 (Object) insofar as it relates to carrying out the concessions or licenses,
		-	article 5 (Authorised capital, Classes of shares), if it relates to the creation of a new class of shares or profit sharing certificates or other corporate rights which entitle to the result and/or capital of the company, or the cancellation of the special share or the preference shares B,
		-	article 12 (Competent body), insofar as it relates to the approval of the holder of the special share,
		-	article 13 (Competence to restrict or exclude the pre-emptive right), insofar as it relates to the approval of the holder of the special share,
		-	article 15, paragraph 3 (Acquisition of shares in the company's own capital), insofar as it relates to the approval of the holder of the special share,
		-	article 17 (Transfer of the special share),
		-	article 25, paragraph 4 (Approval of Board of Management resolutions),

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insofar as it relates to the approval of the holder of the special share,
	-	article 36 (Distribution in shares and distributions charged to the reserves), insofar as it relates to the approval of the holder of the special share,
	-	in general: amendments which are prejudicial or detrimental to or incompatible with the statutory rights attached to the special share,
	-	this second paragraph of article 47.
3.	If a proposal to amend the articles of association or to dissolve the company is to be put to the general meeting, this must in all cases be stated in the notice convening the general meeting of shareholders or announced subsequently as referred to in article 40, paragraph 6, and, in the case of an amendment to the articles of association, simultaneously a copy of the proposal including the verbatim text of the proposed amendment must be deposited for inspection at the office of the company and must be made available free of charge to shareholders and to the persons referred to in article 46, paragraph 2, until the end of the meeting.		2.	Unchanged old paragraph 3.
Article 48. Liquidation.
1.	In the event of dissolution of the company pursuant to a resolution of the general meeting, the members of the Board of Management shall be charged with the liquidation of the business of the company and the Supervisory Board with the supervision thereof.
2.	During liquidation the provisions of the articles of association shall remain in force as far as possible.
3.	Out of the surplus remaining after settlement		3.	Out of the surplus remaining after settlement

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	of the debts shall first be distributed to the holders of the special share and the preference shares B the nominal amount paid up on these shares and any amount still owed by way of dividend to which these shares entitle, insofar as this has not been distributed in previous years. If the balance is not sufficient thereto, the distribution shall be made in proportion to the amounts paid up on those shares. The remainder shall be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.	of the debts shall first be distributed to the holders of the preference shares B the nominal amount paid up on these shares and any amount still owed by way of dividend to which these shares entitle, insofar as this has not been distributed in previous years. If the balance is not sufficient thereto, the distribution shall be made in proportion to the amounts paid up on those shares. The remainder shall be distributed to the holders of ordinary shares in proportion to the aggregate nominal value of their ordinary shares.
4.	The liquidation shall otherwise be subject to the provisions of Part 1 of Book 2 of the Netherlands Civil Code.

EXPLANATION OF THE PROPOSED AMENDMENT
TO THE ARTICLES OF ASSOCIATION OF TNT N.V.,
with its official seat in Amsterdam.

belonging to the proposal dated 8 February 2007 as it will be presented at the general meeting of shareholders of 20 April 2007 for its approval.

1

EXPLANATION OF THE PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION OF TNT N.V., as it will be presented at the general meeting of shareholders of 20 April 2007 for its approval.

General

It is proposed to amend the articles of association in order to reflect the conversion of the special share into an ordinary share as well as the Dutch Act which came into force on 1 January 2007 to promote the use of electronic means of communication in the decision-making process in legal persons (the Electronic Means of Communications Act ("Wet elektronische communicatiemiddelen"). Also, some material as well as some technical amendments to the Articles of Association are proposed.

Conversion special share

The special share was acquired by TNT from the State of the Netherlands in November 2006, a transfer partly prompted by a judgment of the European Court of Justice of 28 September 2006. The rights attached to the special share as currently held by TNT shall be cancelled, and the special share of nominally EUR 0.48 will be converted into a common share of nominally EUR 0.48. The amendments relating to this conversion can be found back in Article 5 paragraphs 2, 3 and 4, Article 11 paragraphs 1 and 2, Article 12 paragraphs 1, 2 and 4, Article 13 paragraph 3, Article 14 paragraph 4, Article 15 paragraph 3, Article 16 paragraphs 2 and 3, Article 17, Article 25 paragraphs 4 and 6, Article 35 paragraphs 1 and 3, Article 36, Article 46 paragraph 3, Article 47 paragraph 2 and Article 48 paragraph 3.

Electronic means of communications Act

The Electronic Means of Communication Act regulates, among other things, the following three issues,

(i)	electronic convening of general meeting of shareholders;
(ii)	electronic participation in the meeting; and
(iii)	electronic voting prior to the meeting.

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It is proposed to incorporate the basis for these electronic facilities into the Articles of Association. The actual ability to use electronic means for a certain general meeting, however, depends on a resolution to this effect by the Board of Management.

The facilities offered can be used both for the annual general meeting of shareholders as well as other general meetings of shareholders. The possibility of the electronic convening of meetings is set out in so many words in Article 46. Added to this Article is that the convening of a general meeting of shareholders may also take place by electronic means, which must be directly and permanently accessible until the meeting. The obligation of publication in a national daily newspaper and the Official Price List shall, however, on the basis of Stock Exchange rules, remain into force for the time being.

The basis for electronic participation in the meeting is laid down in the new paragraphs 7 and 8 of Article 44. The Board of Management may determine that the right to attend meetings may be exercised by electronic means of communication. This requires, however, that the person entitled to attend the meeting by electronic means of communication must be identifiable, he must be able to directly take note of the proceedings at the meeting and, if entitled, to exercise his voting rights. The Board of Management may set as an additional requirement that the person entitled to attend the meeting can also participate in the consultations, i.e. to speak, at the meeting. It is also relevant here that the Board of Management may set further requirements to the electronic means of communication concerned. Those requirements are set out in the notice convening the meeting.

In the event that the Board of Management sets a date of registration as referred to in Article 44 paragraph 5, it may also determine that votes cast by electronic means of communication prior to the general meeting of shareholders shall be treated the same as votes cast during the meeting. These votes cannot be cast sooner than on the date of registration set out in the notice. The notice shall also state the manner in which persons entitled to attend the meeting and cast their votes can exercise their rights prior to the meeting; see the new paragraph 8 of Article 45.

The Electronic Means of Communication Act also entails an amendment of the registration date. The registration date cannot be set before the thirtiest day before that of the meeting. Earlier, this was the seventh day before that of the meeting. An amendment to the Articles in this regard is proposed in Article 44 paragraph 6.

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Decrease of authorised share capital
TNT has recently finished two share repurchase programmes. The repurchased shares have been or will be cancelled, which will result in a significant decrease of the issued share capital.

To keep the ratio between authorised share capital and issued share capital in the future within statutory limits, it is proposed to decrease the authorised capital to EUR 768,000,000, divided into 800,000,000 common shares and 800,000,000 preference shares B.

Decision-making process with respect to the cancellation of preference shares B
The possibility of issuance of preference shares B was included in the articles of association of TNT as a possible anti-takeover device. In conformity with Annex X to the General Rules Euronext Amsterdam Stock Market, Article 12 paragraph 8 provides that in the event of an issuance of preference shares B, a general meeting of shareholders shall be held ultimately two years after the first issuance of those shares. The decision about re-purchasing or cancellation of those preference shares B must be put on the agenda for that meeting. TNT is of the opinion that preference shares B should be outstanding no longer than strictly necessary. In the opinion of TNT such meeting could be held ultimately twelve months after the first issuance of the preference shares B. It is proposed to shorten this time period of two years to a time period of twelve months.

Rights to attend meetings and admission
The proposed amendment of Article 44 paragraph 5 makes it possible – in the event of a registration date - to deposit shares to attend a general meeting of shareholders also without the issuance of a certificate of deposit that serves as a admission ticket. This is done to ensure the most efficient registration procedure for attending general meetings of shareholders, where the blocking of shares should as much as possible be prevented.

Technical amendment
-	the definition of "in writing" is added to Article 1(p). The definition shall also include any message conveyed by electronic means of communication, unless provided otherwise by law or the articles of association.

Authorisation to effectuate the amendment of the articles of association
The proposed amendment of the articles of association also includes that each member of the Board of Management, the company secretary, as well as each (junior) civil-law notary and notarial employee of Allen & Overy LLP, lawyers,

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civil-law notaries and tax advisers in Amsterdam, are authorised to request a certificate of no objections in respect of the draft deed of alteration of the articles of association, and to have the deed executed.

- 0 - 0 - 0 -

TNT Reserves and Dividend Guidelines 2007

Introduction
In accordance with our articles of association ("Articles"), we pay dividends out of profits as shown in our annual accounts or, by exception, out of the distributable part of our shareholders' equity. However, we cannot pay dividends if the payment would reduce shareholders' equity below the sum of the paid-up and requested part of the capital and any reserves required by Dutch law or our Articles. Subject to certain exceptions, if a loss is sustained in any year, we may not distribute dividends for that year and we may not pay dividends in subsequent years until the loss has been compensated for out of subsequent years' profits.

Preference Shares B
In accordance with our Articles, if preference shares B have been issued, we first have to pay dividends on the paid-up part of the nominal value of such shares, at a rate of one to three percentage points above the average 12-monthly EURIBOR (EURO Interbank Offered Rate), weighted to reflect the number of days for which the payment is made over the financial year to which the distribution relates.

Ordinary Shares
Under our Articles, after payment of dividends on the preference shares B (if applicable), the Board of Management shall determine, subject to the approval of the Supervisory Board, what part of the profit is to be appropriated to the reserves. The part of the profit remaining after the appropriation to reserves shall be proposed to the General Meeting of Shareholders to be distributed as dividend on the ordinary shares.

It is TNT’s intention to pay a dividend per share which develops substantially in line with the development of our operational performance. TNT annually pays interim and final dividends in cash.

It is our intention in principle to pay a dividend per share in the range of about 35% of normalised net income per share. However, the percentage established in any year will reflect the impact of incidental share repurchases in the book year in order to have dividend per share developing in line with the operational performance and underlying earnings development. Normalised net income per share is defined as “profit attributable to equity holders of the parent” adjusted for significant one time and special items, divided by the average of outstanding ordinary shares eligible for dividend over the book year. This normalising adjustment, in case it would be applied, will be separately explained in the Annual Report/Form 20-F and is meant to better reflect the operational performance and underlying earnings development.

In setting the reserve and dividend guidelines as outlined above, we also recognise the group’s requirement for financial flexibility, which is a key element of our financial strategy. Alongside organic growth, a part of the group’s total growth will come from acquisitions and these will continue as we expand our global presence.

These guidelines will be pursued subject to the financial results of TNT. Although these are our guidelines, the Board of Management may establish, with the approval of the Supervisory Board, the amount to be appropriated to the reserves in the light of particular circumstances either resulting in special cash requirements or excess cash medium term.

Our reserve and dividend guidelines will be annually reviewed to ascertain that we continue to maintain an efficient investment grade capital structure, capable of securing our growth ambitions whilst honoring our financial commitments on a sustainable basis.

Stock dividend
Changes to Dutch tax regulations at the beginning of 2001 removed the tax benefit of stock dividends, compared to cash dividends, to Dutch private investors. In view of these changes and to simplify our processes, our current guideline is to pay a dividend to our ordinary shareholders entirely in cash.

Approved by the Board of Management on 22 February 2007
Approved and adopted by the Supervisory Board on 23 February 2007

WRITTEN PROXY

For the Annual General Meeting of Shareholders ("AGM") of TNT N.V. to be held on Friday April 20, 2007 at 02.00 PM in Hotel Okura, Ferdinand Bolstraat 333, in Amsterdam, the Netherlands.

The undersigned,

(name),
(address),
(postal code and town),
(country),

hereinafter referred to as "the Shareholder", acting in his capacity as holder of ..........(number) shares in TNT N.V., hereby grants a power of attorney to:

(name*),
(address),
(postal code and town),
(country),

to represent the Shareholder at the AGM of TNT N.V. and to speak on behalf of the Shareholder and to vote the shares in respect of the items on the agenda for the AGM:

O	without specific voting instruction
O	in the manner set out below

(please mark above which is applicable)

No.	Agenda	For	Against	Abstain

1	Opening and announcements	N.A.	N.A.	N.A.

2	Presentation by Mr. M.P. Bakker, Chief Executive Officer	N.A.	N.A.	N.A.

3	Annual report 2006	N.A.	N.A.	N.A.

4	Discussion of the Corporate Governance chapter in the annual report, chapter [X]	N.A.	N.A.	N.A.

* Fill in 'Allen & Overy ' if you do not have a preference for a representative. In this respect Allen & Overy refers to: each (junior) civil law notary and notarial employee of Allen & Overy LLP

5.	Adoption of the 2006 financial statements* (Resolution)

6	Dividend
a. Consideration of the reserves and dividend guidelines
b. Determination and distribution of dividend (Resolution)

7	Release from liability of the members of the Board of Management (Resolution)

8	Release from liability of the members of the Supervisory Board (Resolution)

9	Adoption of amendments to the remuneration policy for the Board of Management (Resolution)

10	Supervisory Board		N.A.	N.A.	N.A.
	a.	Announcement of vacancies on the Supervisory Board
	b.	Opportunity for the General Meeting of Shareholders to make recommendations for the appointment of members of the Supervisory Board
	c.	Announcement by the Supervisory Board of the persons nominated for appointment

11	Proposal to appoint Mr. R. Dahan as member of the Supervisory Board (Resolution)

12	Proposal to appoint Mr. V. Halberstadt as member of the Supervisory Board (Resolution)

13	Proposal to appoint Mr. W. Kok as member of the Supervisory Board (Resolution)

14	Proposal to appoint Mrs. M. Harris as member of the Supervisory Board (Resolution)

15	Announcement of vacancies on the Supervisory Board expected as per the close of the Annual General Meeting of Shareholders in 2008		N.A.	N.A.	N.A.

16.a	Extension of the designation of the Board of Management as authorised body to:
	a.	Issue ordinary shares (Resolution)

16.b	b.	Issue preference shares B (Resolution)

17	Designation of the Board of Management as authorised body to limit or exclude the pre-emptive right to the issuance of ordinary shares (Resolution)

18	Authorisation of the Board of Management to have the company acquire its own shares (Resolution)

19	Reduction of the issued capital by cancellation of own shares (Resolution)

20.a	Amendment of the Articles of Association
	a.	Conversion of the special share (Resolution)

20.b	b.	Other amendments (Resolution)

21	Announcement of the most important conclusions of the Board of Management and the Audit Committee from the three-yearly assessment of the functioning of the external auditor		N.A.	N.A.	N.A.

22	Questions		N.A.	N.A.	N.A.

Signature:

Place:

Date:

The written proxy must have been received by the Board of Management at the offices of TNT N.V. (Nep-tunusstraat 41-63, 2132 JA Hoofddorp) or at the offices of ING Bank N.V. (Van Heenvlietlaan 220, 1083 CN Amsterdam) ultimately on 17 April 2007.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 22 March 2007